EVALUATION OF THE P&NG RESERVES

OF

TAG OIL LTD.

IN THE CHEAL AREA OF NEW ZEALAND

(As of March 31, 2008)

Copies:	TAG Oil Ltd. (5 copies)
Sproule International Limited (1 copy)
Electronic (1 copy)

Project No.:	3219.70490

Prepared For:	TAG Oil Ltd.

Authors:	Jeffrey R. Duer, P. Eng., Project Leader
Douglas J. Carsted, P. Geol.
Barrie F. Jose, P.Geoph.

Exclusivity:

This report has been prepared for the exclusive use of TAG Oil Ltd., and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report being made available to that party.

Table of Contents — Page 1

Table of Contents

Introduction

Field Operations
Historical Data, Interests and Burdens
Evaluation Standards
Evaluation Procedures
Evaluation Results
BOE Cautionary Statement
Forward-Looking Statements
Exclusivity
Certification
Permit to Practice
Certificates

Summary

	Table S-1	Summary of the Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008), Before Income Tax

	Table S-2	Summary of Selected Price Forecasts (Effective March 31, 2008)

	Table S-3	Summary of Reserves and Net Present Values Total Proved Plus Probable Plus Possible Reserves Before Income Tax

	Table S-3A	Summary of Reserves and Net Present Values Total Proved Plus Probable Reserves Before Income Tax

	Table S-3B	Summary of Reserves and Net Present Values Total Proved Reserves Before Income Tax

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Table of Contents — Page 2

	Table S-3C	Summary of Reserves and Net Present Values Total Proved Developed Producing Reserves Before Income Tax

	Table S-3D	Summary of Reserves and Net Present Values Total Proved Undeveloped Reserves Before Income Tax

	Table S-3E	Summary of Reserves and Net Present Values Total Probable Reserves Before Income Tax

	Table S-3F	Summary of Reserves and Net Present Values Total Possible Reserves Before Income Tax

	Figure S-1	Daily Company Gross Barrels of Oil Equivalent (BOE) Forecast

	Figure S-2	Daily Company Gross Oil Production Forecast

	Figure S-3	Daily Company Gross Sales Gas Production Forecast

	Figure S-4	Annual Cash Flow (Before Income Tax)

	Figure S-5	Net Present Values (Before Income Tax)

Discussion

General
Geophysics
Geology
Estimation of Reserves and Production Forecasts
Pricing
Operating and Capital Costs
Royalties and Taxes
Net Present Values

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Table of Contents — Page 3

Table 1	Cheal, New Zealand, Volumetric Reservoir Data and Estimates of Reserves

Table 2	Cheal, New Zealand, Estimates of Reserves and Net Present Values

Table 3	Forecasts of Production and Net Revenue Total Proved Plus Probable Plus Possible Reserves Before Income Tax

Table 3A	Forecasts of Production and Net Revenue Total Proved Plus Probable Reserves Before Income Tax

Table 3B	Forecasts of Production and Net Revenue Total Proved Reserves Before Income Tax

Table 3C	Forecasts of Production and Net Revenue Total Proved Developed Producing Reserves Before Income Tax

Table 3D	Forecasts of Production and Net Revenue Total Proved Undeveloped Reserves Before Income Tax

Table 3E	Forecasts of Production and Net Revenue Total Probable Reserves Before Income Tax

Table 3F	Forecasts of Production and Net Revenue Total Possible Reserves Before Income Tax

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Table of Contents — Page 4

National Instrument 51-101

Forecast Prices and Costs
Reconciliation
Form 51-101F2
3P Form
Tables 1 through 6

	Table 1	Summary of Oil and Gas Reserves As of March 31, 2008 Forecast Prices and Costs

	Table 2	Summary of Net Present Values of Future Net Revenue As of March 31, 2008 Forecast Prices and Costs

	Table 3	Total Future Net Revenue (Undiscounted) As of March 31, 2008 Forecast Prices and Costs

	Table 4	Net Present Value of Future Net Revenue by Production Group As of March 31, 2008 Forecast Prices and Costs

	Table 5	Summary of Pricing and Inflation Rate Assumptions As of March 31, 2008 Forecast Prices and Costs

	Table 6	Reconciliation of Company Gross Reserves (Before Royalty) by Principal Product Type As of March 31, 2008 Forecast Prices and Costs

Figures

	Figure 1	Map of New Zealand Highlighting Petroleum Exploration Permit (PEP) 38738

	Figure 2	Seismic Control and PEP 38738

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	Figure 3	Depth Structure at Sandstone #3 and Fault Framework Interpreted by Sproule
	Figure 4	Depth Structure on Sandstone #3 with Well Tops
	Figure 5	Mt. Messenger Sandstone #3 Depth Structure Map
	Figure 6	Mt. Messenger Sandstone #2 Depth Structure Map
	Figure 7	Mt. Messenger Sandstone #3 Net Pay Map
	Figure 8	Mt. Messenger Sandstone #2 Net Pay Map
	Figure 9	Cheal A3X Production History
	Figure 10	Cheal A4 Production History
	Figure 11	Cheal B1 Production History
	Figure 12	Cheal B2 Production History
	Figure 13	Cheal B3 Production History

Appendices
	Appendix A	Definitions
	Appendix B	Abbreviations

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Introduction — Page 1

Introduction

This report was prepared by Sproule International Limited (“Sproule”) at the request of Mr. Garth Johnson, CEO, CFO, Director, Corporate Secretary, TAG Oil Ltd. TAG Oil Ltd is hereinafter referred to as "the Company." The effective date of this report is March 31, 2008.

The report consists of an evaluation of the P&NG reserves associated with the Company's interest in the Cheal Field, New Zealand. It was prepared during the months of April through June for the purpose of evaluating the Company’s P&NG reserves according to Canadian Oil and Gas Evaluation Handbook (COGEH) reserve definitions that are consistent with the standards of National Instrument 51-101. This report was prepared for the Company’s corporate purposes.

This one volume report consists of an Introduction, Summary, Discussion, National Instrument 51-101, and Appendices. The Introduction includes the summary of the evaluation standards and procedures and pertinent author certificates; the Summary includes high-level summaries of the evaluation; and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. The National Instrument 51-101 section presents Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, 3P Form and Tables 1 to 6 using Forecast Prices and Costs. Reserves definitions, abbreviations, units, and conversion factors are included in Appendices A and B.

Field Operations

In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule. No material information regarding the reserves evaluation would have been obtained by an on-site visit.

Historical Data, Interests and Burdens

1.

All historical production, revenue and expense data, product prices actually received, and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule.

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Introduction — Page 2

2.

Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3.	Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule.

Evaluation Standards

This report has been prepared by Sproule using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). This report adheres in all material aspects to the “best practices” recommended in the COGE Handbook, which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGE Handbook is incorporated by reference in National Instrument 51-101.

Evaluation Procedures

1.	The Company provided Sproule with recent revenue statements to determine certain economic parameters.

2.	The forecasts of product prices used in this evaluation were based on Sproule’s March 31, 2008 price forecasts.

3.	Well abandonment and disconnect costs were included in this report at the entity level for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

4.	The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property; consequently, income taxes have not been deducted in this report.

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Introduction — Page 3

Evaluation Results

1.

The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

2.

The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule’s opinion of fair market value.

3.	The dollar values presented throughout the report are in United States dollars, unless otherwise stated.

4.	Due to rounding, certain totals may not be consistent from one presentation to the next.

BOE Cautionary Statement

BOE’s (or ‘McfGE’s’ or other applicable units of equivalency) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl (or ‘An McfGE conversion ratio of 1 bbl:6 Mcf’) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

This report may contain forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., corporate commitment, regulatory approval, operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation.

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Introduction — Page 4

Exclusivity

This report has been prepared for the exclusive use of TAG Oil Ltd. It may not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report being made available to that party.

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Introduction — Page 5

Certification

Report Preparation

The report entitled “Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008),” was prepared by the following Sproule personnel:

Original signed by Jeffrey R. Duer, P.Eng.
Jeffrey R. Duer, P.Eng., Project Leader
Intermediate Reservoir Engineer
24 / 06 /2008 dd/mm/yr

Original signed by Barrie F. Jose, P.Geoph.
Barrie F. Jose, P.Geoph.
Manager, Geoscience
24 / 06 /2008 dd/mm/yr

Original signed by Douglas J. Carsted, P.Geol.
Douglas J. Carsted, P.Geol.
Vice-President, Geoscience - International
24 / 06 /2008 dd/mm/yr

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Introduction — Page 6

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Original signed by Greg D. Robinson, P.Eng.
Greg D. Robinson, P.Eng.
Vice-President, Engineering
24 / 06 /2008 dd/mm/yr

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P6151.

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Introduction — Page 7

Certificate

Jeffrey R. Duer, B.Sc., P.Eng.

I, Jeff Duer, Intermediate Reservoir Engineer at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:
	a.	B.Sc., Chemical Engineering (2002), University of Calgary, Calgary AB, Canada

2.	I am a registered professional:
	a.	Professional Engineer (P.Eng.), Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	c.	Society of Petroleum Engineers (SPE)

4.	I am a qualified evaluator as defined in National Instrument 51-101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of TAG Oil Ltd.

Original signed by Jeffrey Duer, P.Eng.
Jeffrey R. Duer, P.Eng.

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Introduction — Page 8

Certificate

Barrie F. Jose, M.Sc., P.Geoph.

I, Barrie F. Jose, Manager, Geoscience, and Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:
	a.	M.Sc. Geophysics (1979) University of British Columbia, Vancouver BC, Canada
	b.	B.Sc. (Honours) Geological Science with Physics (1977) Queens University, Kingston ON, Canada

2.	I am a registered professional:
	a.	Professional Geophysicist (P.Geoph.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA )
	b.	Canadian Society of Exploration Geophysicists (CSEG)
	c.	Society of Exploration Geophysicists (SEG)
	d.	Canadian Society of Petroleum Geologists (CSPG)
	e.	American Association of Petroleum Geologists (AAPG)
	f.	Petroleum Exploration Society of Great Britain (PESGB)
	g.	European Association of Geoscientists and Engineers (EAGE)

4.	I am a qualified reserves evaluator and reserves auditor as defined in National Instrument 51-101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008)” is based on my geophysical knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of TAG Oil Ltd.

Original signed by Barrie F. Jose, P.Geoph.
Barrie F. Jose, P.Geoph.

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Introduction — Page 9

Certificate

Douglas J. Carsted, B.Sc., P.Geol.

I, Douglas J. Carsted, Vice-President, Geoscience, and Director at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:
	a.	B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada
	b.	B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2.	I am a registered professional:
	a.	Professional Geologist (P.Geol.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Canadian Society of Petroleum Geologists (CSPG)
	c.	American Association of Petroleum Geologists (AAPG)
	d.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	e.	Canadian Well Logging Society (CWLS)
	f.	Indonesian Petroleum Association, Professional Division (IPA)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008)” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of TAG Oil Ltd.

Original signed Douglas J. Carsted, P.Geol.
Douglas J. Carsted, P.Geol.

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Introduction — Page 10

Certificate

Greg D. Robinson, B.Sc., P.Eng.

I, Greg D. Robinson, Vice-President, Engineering, and Director at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:
	a.	B.Sc. Civil Engineering (1978) University of Manitoba, Winnipeg MB, Canada

2.	I am a registered professional:
	a.	Professional Engineer (P.Eng.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	c.	Society of Petroleum Engineers (SPE)
	d.	Society of Petroleum Evaluation Engineers (SPEE)

4.	I am a qualified reserves evaluator and reserves auditor as defined in National Instrument 51-101.

5.

My contribution to the report entitled “Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand (As of March 31, 2008)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.	I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of TAG Oil Ltd.

Original signed by Greg D. Robinson, P.Eng.
Greg D. Robinson, P.Eng.

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Summary — Page 1

Summary

Table S-1, on the following page, summarizes our evaluation of the P&NG reserves associated with the Company’s interest in the Cheal Field, New Zealand. The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property and therefore, income taxes have not been deducted in this report. The effective date of the evaluation is March 31, 2008. A map showing the location of the Company’s Petroleum Exploration Permit encompassing the Cheal property is included as Figure 1.

The reserves were estimated deterministically for the proved, proved plus probable, and proved plus probable plus possible reserves categories. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit.

The reserves definitions and ownership classification used in this evaluation are in accordance with the standards defined by COGEH reserves definitions and are consistent with NI 51-101. The net present values of the reserves are presented in thousands of United States dollars, and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule’s March 31, 2008 pricing model. Table S-2 presents a summary of the forecasts used. Operating and capital costs were escalated at 2 percent per year as set out in Table S-2.

Well abandonment and disconnect costs were included in this report for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Summary forecasts of production and cash flow for the various reserves categories are included as Tables S-3 through S-3F.

Figures S-1 through S-5 present the results of our evaluation in graphical form.

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Summary – Page 2

Table S-1

TAG Oil Ltd
Summary of the Evaluation of the Company's P&NG Reserves
In the Cheal Area of New Zealand
(As of March 31, 2008)
	Remaining Reserves			Net Present Values
		Company		Before Income Taxes (M$US)
	Gross	Gross	Net	At 0%	At 5.0%	At 10.0%	At 15.0%
Light/Medium Oil (Mbbl)
Proved Developed Producing	793	242	210	13,562	12,244	11,153	10,239
Proved Undeveloped	518	158	135	9,891	8,579	7,508	6,622
Total Proved	1,311	400	345	23,453	20,823	18,661	16,861
Total Probable	1,131	345	298	17,376	12,725	9,518	7,249
Total Proved plus Probable	2,442	745	643	40,829	33,548	28,179	24,110
Total Possible	1,029	314	271	16,530	11,327	8,165	6,150
Total	3,471	1,059	913	57,359	44,875	36,345	30,260
Solution Gas (MMcf) - values included with lt/med oil -
Proved Developed Producing	563	172	150
Proved Undeveloped	377	115	98
Total Proved	940	287	247
Total Probable	1,104	337	290
Total Proved plus Probable	2,044	624	538
Total Possible	1,059	323	279
Total	3,103	946	817
GRAND TOTAL (Mboe)
Proved Developed Producing	887	271	235	13,562	12,244	11,153	10,239
Proved Undeveloped	581	177	151	9,891	8,579	7,508	6,622
Total Proved	1,468	448	386	23,453	20,823	18,661	16,861
Total Probable	1,315	401	346	17,376	12,725	9,518	7,249
Total Proved plus Probable	2,783	849	733	40,829	33,548	28,179	24,110
Total Possible	1,206	368	318	16,530	11,327	8,165	6,150
Total	3,988	1,217	1,049	57,359	44,875	36,345	30,260

Summary — Page 3

Table S-2
Summary of Selected Price Forecasts and Inflation Rate Assumptions
(Effective March 31, 2008)

	TAPIS	Cheal
	Malaysia	Natural Gas	Inflation Rate
Year	($US/bbl)	($US/Mcf)	(%/Yr)

Historical
2002			2.7
2003			2.5
2004			1.3
2005			1.6
2006	70.12		1.5
2007	77.26	2.81	2.0

Forecast
2008	105.71	3.91	2.0
2009	102.40	3.99	2.0
2010	101.10	4.07	2.0
2011	88.13	4.15	2.0
2012	85.51	4.23	2.0
2013	87.22	4.32	2.0
2014	88.97	4.40	2.0
2015	90.75	4.49	2.0
2016	92.56	4.58	2.0
2017	94.41	4.67	2.0
2018	96.30	4.77	2.0
	Escalation rate of 2.0% thereafter

(1) Inflation rates for forecasting prices and costs.

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Table : S-3

Tag Oil Ltd. (As of March 31, 2008)
Proved + Probable + Possible
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	90,828	100.00	86.55
0	57,359	57,359	12.11	12.11	Less:
5.0	44,875	44,875	10.94	10.94	Bonuses & Fees	0	0.00	0.00
10.0	36,345	36,345	9.61	9.61	Operating Costs	28,733	31.64	27.38
15.0	30,260	30,260	8.41	8.41	Tariffs	0	0.00	0.00
20.0	25,756	25,756	7.42	7.42	Prod & Asset Taxes	0	0.00	0.00
25.0	22,318	22,318	6.60	6.60	Capital Costs	4,735	5.21	4.51
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	57,359	63.15	54.66
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2024/09				After Tax Cash Flow	57,359	63.15	54.66
Econ. Limit	2024/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	697.3	192	58	56	105.21	418.4	115.1	35	34	3.91
2009(12)	10.0	1,125.8	411	125	104	101.89	743.0	271.2	83	68	3.99
2010(12)	10.0	1,156.1	422	129	107	100.58	780.3	284.8	87	72	4.07
2011(12)	10.0	1,012.5	370	113	94	87.60	795.4	290.3	89	73	4.15
2012(12)	10.0	880.4	322	98	83	84.97	726.3	265.8	81	68	4.23
2013(12)	10.0	769.7	281	86	73	86.67	720.1	262.8	80	67	4.32
2014(12)	10.0	671.1	245	75	64	88.40	654.3	238.8	73	62	4.40
2015(12)	10.0	585.1	214	65	56	90.17	635.2	231.8	71	60	4.49
2016(12)	10.0	508.8	186	57	49	91.98	572.4	209.5	64	55	4.58
2017(12)	10.0	444.8	162	50	43	93.81	500.4	182.6	56	49	4.67
2018(12)	10.0	387.8	142	43	38	95.69	436.3	159.2	49	43	4.77
2019(12)	10.0	338.1	123	38	33	97.60	380.4	138.8	42	38	4.86
2020(12)	10.0	294.0	108	33	30	99.56	330.8	121.1	37	33	4.96
2021(12)	10.0	257.1	94	29	26	101.55	289.2	105.6	32	29	5.06
2022(12)	10.0	224.1	82	25	23	103.58	252.1	92.0	28	26	5.16
2023(12)	10.0	195.4	71	22	21	105.65	219.8	80.2	24	23	5.26
2024(12)	10.0	173.1	47	14	14	107.76	194.7	53.4	16	16	5.37
Total	---	---	3,471	1,059	913	---	---	3,103.2	946	817	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	233.9	64.3	98.10	6,311	275	1,064	3,751	0	1,221	0	1,221
2009(12)	381.1	139.1	94.37	13,149	2,250	1,853	0	0	9,046	0	9,046
2010(12)	392.3	143.2	93.24	13,350	2,279	1,908	0	0	9,163	0	9,163
2011(12)	349.2	127.5	80.47	10,297	1,678	1,859	0	0	6,760	0	6,760
2012(12)	305.4	111.8	78.23	8,745	1,377	1,816	0	0	5,553	0	5,553
2013(12)	271.4	99.0	78.72	7,824	1,200	1,780	0	0	4,844	0	4,844
2014(12)	237.9	86.8	80.29	6,973	1,035	1,752	0	0	4,186	0	4,186
2015(12)	210.8	76.9	80.83	6,239	893	1,731	0	0	3,615	0	3,615
2016(12)	184.3	67.4	82.44	5,560	760	1,715	0	0	3,085	0	3,085
2017(12)	161.1	58.8	84.09	4,945	640	1,704	0	0	2,601	0	2,601
2018(12)	140.5	51.3	85.77	4,398	531	1,699	0	0	2,168	0	2,168
2019(12)	122.5	44.7	87.49	3,911	434	1,697	0	0	1,779	0	1,779
2020(12)	106.5	39.0	89.24	3,478	347	1,700	0	0	1,431	0	1,431
2021(12)	93.1	34.0	91.02	3,093	269	1,706	0	0	1,119	0	1,119
2022(12)	81.2	29.6	92.85	2,751	199	1,715	0	0	837	0	837
2023(12)	70.8	25.8	94.70	2,446	135	1,727	0	0	584	0	584
2024(12)	62.7	17.2	96.60	1,659	0	1,308	0	984	-633	0	-633
Total	---	---	---	105,131	14,303	28,733	3,751	984	57,359	0	57,359

Table : S-3A

Tag Oil Ltd. (As of March 31, 2008)
Proved + Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	62,982	100.00	86.02
0	40,829	40,829	8.83	8.83	Less:
5.0	33,548	33,548	8.02	8.02	Bonuses & Fees	0	0.00	0.00
10.0	28,179	28,179	7.23	7.23	Operating Costs	17,528	27.83	23.94
15.0	24,110	24,110	6.52	6.52	Tariffs	0	0.00	0.00
20.0	20,951	20,951	5.90	5.90	Prod & Asset Taxes	0	0.00	0.00
25.0	18,446	18,446	5.36	5.36	Capital Costs	4,625	7.34	6.32
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	40,829	64.83	55.76
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2018/09				After Tax Cash Flow	40,829	64.83	55.76
Econ. Limit	2018/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	697.3	192	58	56	105.21	418.4	115.1	35	34	3.91
2009(12)	10.0	1,045.5	382	116	97	101.89	688.9	251.4	77	63	3.99
2010(12)	10.0	982.8	359	109	91	100.58	663.4	242.1	74	61	4.07
2011(12)	10.0	843.8	308	94	79	87.60	662.7	241.9	74	62	4.15
2012(12)	10.0	722.5	264	81	68	84.97	596.1	218.2	67	56	4.23
2013(12)	10.0	622.1	227	69	59	86.67	581.8	212.4	65	55	4.32
2014(12)	10.0	534.1	195	59	51	88.40	520.8	190.1	58	50	4.40
2015(12)	10.0	458.6	167	51	44	90.17	497.7	181.7	55	48	4.49
2016(12)	10.0	392.7	144	44	38	91.98	441.8	161.7	49	43	4.58
2017(12)	10.0	338.1	123	38	33	93.81	380.3	138.8	42	38	4.67
2018(12)	10.0	296.5	81	25	25	95.69	333.6	91.1	28	28	4.77
Total	---	---	2,442	745	643	---	---	2,044.4	624	538	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	233.9	64.3	98.10	6,311	278	1,051	3,751	0	1,231	0	1,231
2009(12)	353.9	129.2	94.37	12,211	2,074	1,797	0	0	8,340	0	8,340
2010(12)	333.5	121.7	93.24	11,349	1,902	1,795	0	0	7,652	0	7,652
2011(12)	291.1	106.2	80.47	8,581	1,358	1,747	0	0	5,476	0	5,476
2012(12)	250.7	91.7	78.23	7,177	1,085	1,707	0	0	4,384	0	4,384
2013(12)	219.3	80.0	78.72	6,324	921	1,677	0	0	3,726	0	3,726
2014(12)	189.4	69.1	80.29	5,550	771	1,654	0	0	3,126	0	3,126
2015(12)	165.2	60.3	80.83	4,890	642	1,637	0	0	2,610	0	2,610
2016(12)	142.2	52.1	82.44	4,291	525	1,626	0	0	2,140	0	2,140
2017(12)	122.4	44.7	84.09	3,758	419	1,620	0	0	1,718	0	1,718
2018(12)	107.4	29.3	85.77	2,515	0	1,217	0	874	424	0	424
Total	---	---	---	72,958	9,976	17,528	3,751	874	40,829	0	40,829

Table : S-3B

Tag Oil Ltd. (As of March 31, 2008)
Proved
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	34,305	100.00	88.89
0	23,453	23,453	9.41	9.41	Less:
5.0	20,823	20,823	9.05	9.05	Bonuses & Fees	0	0.00	0.00
10.0	18,661	18,661	8.68	8.68	Operating Costs	8,358	24.36	21.66
15.0	16,861	16,861	8.31	8.31	Tariffs	0	0.00	0.00
20.0	15,345	15,345	7.95	7.95	Prod & Asset Taxes	0	0.00	0.00
25.0	14,056	14,056	7.60	7.60	Capital Costs	2,494	7.27	6.46
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	23,453	68.37	60.77
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	23,453	68.37	60.77
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	664.1	183	56	50	105.21	398.5	109.6	33	30	3.91
2009(12)	8.0	948.7	346	106	88	101.89	625.3	228.3	70	58	3.99
2010(12)	8.0	792.1	289	88	74	100.58	534.7	195.2	60	50	4.07
2011(12)	8.0	607.4	222	68	58	87.60	476.0	173.7	53	45	4.15
2012(12)	8.0	464.4	170	52	45	84.97	383.2	140.2	43	37	4.23
2013(12)	8.0	369.7	101	31	31	86.67	340.7	93.0	28	28	4.32
Total	---	---	1,311	400	345	---	---	940.0	287	247	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	222.8	61.3	98.10	6,011	608	1,037	1,860	0	2,505	0	2,505
2009(12)	321.1	117.2	94.37	11,080	1,875	1,662	0	0	7,543	0	7,543
2010(12)	268.8	98.1	93.24	9,147	1,501	1,602	0	0	6,045	0	6,045
2011(12)	209.4	76.4	80.47	6,176	923	1,521	0	0	3,732	0	3,732
2012(12)	161.1	59.0	78.23	4,613	623	1,464	0	0	2,527	0	2,527
2013(12)	130.1	35.5	78.72	2,809	0	1,074	0	633	1,102	0	1,102
Total	---	---	---	39,836	5,531	8,358	1,860	633	23,453	0	23,453

Table : S-3C

Tag Oil Ltd. (As of March 31, 2008)
Proved Developed Producing
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	21,075	100.00	89.66
0	13,562	13,562	22.26	22.26	Less:
5.0	12,244	12,244	23.97	23.97	Bonuses & Fees	0	0.00	0.00
10.0	11,153	11,153	25.48	25.48	Operating Costs	6,904	32.76	29.37
15.0	10,239	10,239	26.77	26.77	Tariffs	0	0.00	0.00
20.0	9,463	9,463	27.83	27.83	Prod & Asset Taxes	0	0.00	0.00
25.0	8,799	8,799	28.67	28.67	Capital Costs	609	2.89	2.59
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	13,562	64.35	57.70
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	13,562	64.35	57.70
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.0	592.6	163	50	42	105.71	355.6	97.8	30	25	3.91
2009(12)	5.0	515.1	188	57	48	102.40	337.3	123.1	38	32	3.99
2010(12)	5.0	418.9	153	47	40	101.10	282.8	103.2	31	27	4.07
2011(12)	5.0	340.7	124	38	33	88.13	267.3	97.6	30	26	4.15
2012(12)	5.0	276.3	101	31	27	85.51	227.9	83.4	25	23	4.23
2013(12)	5.0	231.7	63	19	19	87.22	213.7	58.3	18	18	4.32
Total	---	---	793	242	210	---	---	563.4	172	150	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	198.8	54.7	98.55	5,389	832	983	214	0	3,359	0	3,359
2009(12)	174.2	63.6	94.83	6,044	944	1,291	0	0	3,809	0	3,809
2010(12)	142.1	51.9	93.71	4,862	714	1,259	0	0	2,889	0	2,889
2011(12)	117.5	42.9	80.94	3,485	443	1,237	0	0	1,805	0	1,805
2012(12)	95.9	35.1	78.71	2,761	302	1,222	0	0	1,238	0	1,238
2013(12)	81.5	22.3	79.19	1,771	0	913	0	396	462	0	462
Total	---	---	---	24,311	3,236	6,904	214	396	13,562	0	13,562

Table : S-3D

Tag Oil Ltd. (As of March 31, 2008)
Proved Undeveloped
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	13,230	100.00	87.70
0	9,891	9,891	5.25	5.25	Less:
5.0	8,579	8,579	4.80	4.80	Bonuses & Fees	0	0.00	0.00
10.0	7,508	7,508	4.39	4.39	Operating Costs	1,454	10.99	9.64
15.0	6,622	6,622	4.02	4.02	Tariffs	0	0.00	0.00
20.0	5,882	5,882	3.70	3.70	Prod & Asset Taxes	0	0.00	0.00
25.0	5,257	5,257	3.41	3.41	Capital Costs	1,884	14.24	12.49
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	418.04
AT Payout (yrs)	1.08				Before Tax Cash Flow	9,891	74.76	65.57
Prod. Start	2008/10				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	9,891	74.76	65.57
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.5	71.5	20	6	8	34.62	42.9	11.8	4	5	1.30
2009(12)	3.0	433.6	158	48	39	101.21	288.1	105.1	32	26	3.99
2010(12)	3.0	373.2	136	42	34	99.99	251.9	91.9	28	23	4.07
2011(12)	3.0	266.7	97	30	24	86.92	208.7	76.2	23	19	4.15
2012(12)	3.0	188.1	69	21	17	84.17	155.2	56.8	17	14	4.23
2013(12)	3.0	138.0	38	11	11	85.74	127.0	34.7	11	11	4.32
Total	---	---	518	158	135	---	---	376.5	115	98	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	24.0	6.6	96.94	622	-224	53	1,647	0	-854	0	-854
2009(12)	146.9	53.6	93.88	5,036	931	371	0	0	3,734	0	3,734
2010(12)	126.6	46.2	92.69	4,286	787	343	0	0	3,156	0	3,156
2011(12)	91.9	33.6	79.84	2,692	480	285	0	0	1,927	0	1,927
2012(12)	65.3	23.9	77.48	1,852	321	242	0	0	1,289	0	1,289
2013(12)	48.5	13.3	77.88	1,038	0	161	0	237	640	0	640
Total	---	---	---	15,525	2,295	1,454	1,647	237	9,891	0	9,891

Table : S-3E

Tag Oil Ltd. (As of March 31, 2008)
Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	28,677	100.00	82.82
0	17,376	17,376	8.15	8.15	Less:
5.0	12,725	12,725	6.75	6.75	Bonuses & Fees	0	0.00	0.00
10.0	9,518	9,518	5.44	5.44	Operating Costs	9,170	31.98	26.48
15.0	7,249	7,249	4.34	4.34	Tariffs	0	0.00	0.00
20.0	5,606	5,606	3.45	3.45	Prod & Asset Taxes	0	0.00	0.00
25.0	4,390	4,390	2.76	2.76	Capital Costs	2,132	7.43	6.16
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	101.49
AT Payout (yrs)	2.08				Before Tax Cash Flow	17,376	60.59	50.18
Prod. Start	2008/10				Less Income Tax	0	0.00	0.00
Last Prod.	2018/09				After Tax Cash Flow	17,376	60.59	50.18
Econ. Limit	2018/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.0	33.2	9	3	6	35.07	19.9	5.5	2	4	1.30
2009(12)	2.0	96.9	35	11	9	101.89	63.5	23.2	7	6	3.99
2010(12)	2.0	190.7	70	21	17	100.58	128.7	47.0	14	12	4.07
2011(12)	2.0	236.5	86	26	22	87.60	186.7	68.1	21	17	4.15
2012(12)	2.0	258.1	94	29	24	84.97	212.9	77.9	24	19	4.23
2013(12)	4.0	345.6	126	38	28	86.67	327.0	119.4	36	27	4.32
2014(12)	10.0	534.1	195	59	51	88.40	520.8	190.1	58	50	4.40
2015(12)	10.0	458.6	167	51	44	90.17	497.7	181.7	55	48	4.49
2016(12)	10.0	392.7	144	44	38	91.98	441.8	161.7	49	43	4.58
2017(12)	10.0	338.1	123	38	33	93.81	380.3	138.8	42	38	4.67
2018(12)	10.0	296.5	81	25	25	95.69	333.6	91.1	28	28	4.77
Total	---	---	1,131	345	298	---	---	1,104.4	337	290	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	11.1	3.1	98.10	301	-330	14	1,891	0	-1,274	0	-1,274
2009(12)	32.8	12.0	94.37	1,131	199	135	0	0	798	0	798
2010(12)	64.7	23.6	93.24	2,202	401	194	0	0	1,607	0	1,607
2011(12)	81.6	29.8	80.47	2,405	435	225	0	0	1,745	0	1,745
2012(12)	89.5	32.8	78.23	2,564	463	244	0	0	1,857	0	1,857
2013(12)	122.0	44.5	78.72	3,515	921	603	0	-633	2,624	0	2,624
2014(12)	189.4	69.1	80.29	5,550	771	1,654	0	0	3,126	0	3,126
2015(12)	165.2	60.3	80.83	4,890	642	1,637	0	0	2,610	0	2,610
2016(12)	142.2	52.1	82.44	4,291	525	1,626	0	0	2,140	0	2,140
2017(12)	122.4	44.7	84.09	3,758	419	1,620	0	0	1,718	0	1,718
2018(12)	107.4	29.3	85.77	2,515	0	1,217	0	874	424	0	424
Total	---	---	---	33,122	4,445	9,170	1,891	241	17,376	0	17,376

Table : S-3F

Tag Oil Ltd. (As of March 31, 2008)
Possible
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	27,845	100.00	87.78
0	16,530	16,530	149.96	149.96	Less:
5.0	11,327	11,327	-135.55	-135.55	Bonuses & Fees	0	0.00	0.00
10.0	8,165	8,165	-69.79	-69.79	Operating Costs	11,206	40.24	35.32
15.0	6,150	6,150	-59.51	-59.51	Tariffs	0	0.00	0.00
20.0	4,805	4,805	-59.89	-59.89	Prod & Asset Taxes	0	0.00	0.00
25.0	3,871	3,871	-65.46	-65.46	Capital Costs	110	0.40	0.35
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	1.08				Before Tax Cash Flow	16,530	59.36	52.11
Prod. Start	2009/04				Less Income Tax	0	0.00	0.00
Last Prod.	2024/09				After Tax Cash Flow	16,530	59.36	52.11
Econ. Limit	2024/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.0	0.0	0	0	0	0.00	0.0	0.0	0	0	0.00
2009(12)	0.0	80.2	29	9	7	76.42	54.2	19.8	6	5	2.99
2010(12)	0.0	173.3	63	19	16	100.58	117.0	42.7	13	11	4.07
2011(12)	0.0	168.7	62	19	15	87.60	132.7	48.4	15	12	4.15
2012(12)	0.0	157.9	58	18	14	84.97	130.2	47.7	15	12	4.23
2013(12)	0.0	147.6	54	16	13	86.67	138.3	50.5	15	12	4.32
2014(12)	0.0	137.0	50	15	12	88.40	133.6	48.7	15	12	4.40
2015(12)	0.0	126.5	46	14	11	90.17	137.5	50.2	15	12	4.49
2016(12)	0.0	116.1	42	13	11	91.98	130.6	47.8	15	12	4.58
2017(12)	0.0	106.7	39	12	10	93.81	120.1	43.8	13	11	4.67
2018(12)	2.5	166.0	61	18	13	95.69	186.8	68.2	21	15	4.77
2019(12)	10.0	338.1	123	38	33	97.60	380.4	138.8	42	38	4.86
2020(12)	10.0	294.0	108	33	30	99.56	330.8	121.1	37	33	4.96
2021(12)	10.0	257.1	94	29	26	101.55	289.2	105.6	32	29	5.06
2022(12)	10.0	224.1	82	25	23	103.58	252.1	92.0	28	26	5.16
2023(12)	10.0	195.4	71	22	21	105.65	219.8	80.2	24	23	5.26
2024(12)	10.0	173.1	47	14	14	107.76	194.7	53.4	16	16	5.37
Total	---	---	1,029	314	271	---	---	1,058.8	323	279	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	0.0	0.0	0.00	0	-3	13	0	0	-10	0	-10
2009(12)	27.2	9.9	94.37	938	176	56	0	0	705	0	705
2010(12)	58.8	21.5	93.24	2,001	377	113	0	0	1,511	0	1,511
2011(12)	58.2	21.2	80.47	1,716	320	112	0	0	1,283	0	1,283
2012(12)	54.8	20.0	78.23	1,568	291	108	0	0	1,168	0	1,168
2013(12)	52.1	19.0	78.72	1,501	279	104	0	0	1,118	0	1,118
2014(12)	48.6	17.7	80.29	1,423	264	99	0	0	1,060	0	1,060
2015(12)	45.6	16.6	80.83	1,349	251	94	0	0	1,005	0	1,005
2016(12)	42.0	15.4	82.44	1,269	236	89	0	0	944	0	944
2017(12)	38.7	14.1	84.09	1,187	220	84	0	0	882	0	882
2018(12)	60.1	21.9	85.77	1,883	531	481	0	-874	1,744	0	1,744
2019(12)	122.5	44.7	87.49	3,911	434	1,697	0	0	1,779	0	1,779
2020(12)	106.5	39.0	89.24	3,478	347	1,700	0	0	1,431	0	1,431
2021(12)	93.1	34.0	91.02	3,093	269	1,706	0	0	1,119	0	1,119
2022(12)	81.2	29.6	92.85	2,751	199	1,715	0	0	837	0	837
2023(12)	70.8	25.8	94.70	2,446	135	1,727	0	0	584	0	584
2024(12)	62.7	17.2	96.60	1,659	0	1,308	0	984	-633	0	-633
Total	---	---	---	32,173	4,327	11,206	0	110	16,530	0	16,530

FIGURE S-1

FIGURE S-2

TAG OIL LTD.
DAILY COMPANY GROSS OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION (BOPD)
400
300
200
100
0
2008
2010
2012
2014
2016
2018
YEAR
PROVED PLUS PROBABLE
PROVED
PROVED DEVELOPED PRODUCING
PROVED+PROBABLE+POSSIBLE

FIGURE S-3

FIGURE S-4

TAG OIL LTD.
ANNUAL CASH FLOW (BEFORE INCOME TAX)
ANNUAL CASH FLOW PROJECTIONS - M$
10000
8000
6000
4000
2000
0
2008
2010
2012
2014
2016
2018
YEAR
PROVED PLUS PROBABLE
PROVED
PROVED DEVELOPED PRODUCING
PROVED+PROBABLE+POSSIBLE

FIGURE S-5

TAG OIL LTD.
NET PRESENT VALUE (BEFORE INCOME TAX)
50000
40000
30000
20000
10000
0
NET PRESENT VALUE - M$
5
10
15
20
25
DISCOUNT RATES %
PROVED PLUS PROBABLE
PROVED
PROVED DEVELOPED PRODUCING
PROVED+PROBABLE+POSSIBLE

Discussion - Page 1

Discussion

1.0 General

The Company’s reserves are associated with the Cheal Field, New Zealand. The field is located in the onshore portion of the Taranaki Basin, which lies along the west coast of the North Island (Figure 1). The basin, which contains Cretaceous to Recent sediments, covers an area of some 32,800 square miles, most of which lies offshore.

The Company owns a 30.5% working interest in the shallow rights of PEP 38738. The shallow rights include all strata from Recent to base of Miocene, which encompasses the Intra Urenui and Mt. Messenger reservoirs in the Cheal Field.

The Cheal structure has been penetrated by a total of seven wells, Cheal-1, 2, A3X, A4, B1, B2 and B3. The three wells drilled from the B-Pad location were drilled in 2006 and put on production throughout the last year. An additional well named Cheal B4 was drilled outside of the current pool boundaries; however, no reserves have been assigned to this well. New permanent facilities and gathering systems have been installed and commissioned in the last year.

The Urenui reservoir was reviewed as part of this evaluation; however, too many uncertainties remain to assign reserves at this time.

2.0 Geophysics

     Data Control

Over the past year no additional seismic data has been acquired over the Cheal Field area nor have any new wells been drilled which would alter the current structural interpretation. Figure 2 shows the outline of PEP 38738 and the location of the Cheal Field with respect to the 2D and 3D seismic coverage.

     Geophysical Interpretation

Figure 3 presents a perspective view looking west of the depth structure on the top of the Mt. Messenger Sandstone #3 showing the well penetrations and interpreted faults. The main

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Discussion - Page 2

bounding fault on the western flank of the field is intersected by a series of SSW-NNE trending splay faults in the vicinity of the field. The magenta colored fault in this figure can be seen to separate the wells of the A Block (Cheal-1, 2, A3X and A4) from those of the B Block (Cheal-B1, B2 and B3).

A multi-layer depth conversion was conducted within Petrel to convert from time to depth using the well control. Figure 4 shows the well tops and the depth structure at the Mt. Messenger Sandstone #3. Depth structure maps on Sandstone #3 and Sandstone #2 are provided in Figures 5 and 6, respectively.

3.0 Geology

During 2007, no additional wells were drilled in the Cheal Field nor was any additional information obtained which would result in a change to our previous geological interpretation of the Mt. Messenger sandstone reservoirs.

Cheal-1 was drilled in 1995 by New Zealand Oil & Gas Services Ltd. Good oil and gas shows led to the testing of the Urenui Formation. This formation was tested over a nine-day period at a steady rate of 48 bopd with gas declining from 2.7 MMscfd to 1.05 MMscfd. The Mt. Messenger Formation was not tested in this well, although shows and petrophysical analysis indicate approximately 16 feet of net pay. The Urenui Formation was further tested for 1.2 days in December 2005 at 0.14 MMscfd of gas, with no oil reported.

Cheal-2 was drilled in 1995 by New Zealand Oil & Gas Services Ltd. as a step-out to Cheal-1. The well was tested over the Intra Urenui Sandstone for a period of 6 days and flowed at initial rates of 1.8 MMscfd of gas with slugs of oil. The gas rates declined to 0.9 MMscfd with oil rates of approximately 20 bopd. No water was produced during the test. Petrophysical analysis indicates that the Mt. Messenger Sandstone is wet in this well and defines the limits of the pool to the east. The Company plans to convert this well to water disposal.

Cheal-A3X was drilled in April 2004 to test the hydrocarbon potential of the Intra Urenui and Mt. Messenger sandstones in an updip position from the Cheal-1 and Cheal-2 wells. This well was directionally drilled from the Cheal “A” wellsite toward the NNE, intersecting the Intra Urenui Sandstones between 4,603 and 4,737 feet MD and the Mt. Messenger Sandstone between 5,800 and 5,863 feet MD. Good oil and gas shows were noted over the two target intervals. The Mt. Messenger Sandstone produced a total of 6,900 bbls of oil on test in June and July of 2004 and was then shut-in until May 2005. The Mt. Messenger was further tested from May to August 2005, at an average oil rate of 350 bopd with gas-oil ratios increasing from 475 to 825 scf per barrel. Water-cuts were less than one percent.

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Discussion - Page 3

The Company subsequently participated in the drilling of Cheal-A4 in October 2004 to further evaluate the hydrocarbon potential of the Intra Urenui and Mt. Messenger sandstones. This well was directionally drilled from the Cheal “A” well-site toward the NE, intersecting the target horizons approximately halfway between the Cheal A3X well and the downdip Cheal-2 well. The well was completed in the uppermost Intra Urenui Formation and the Mt. Messenger Formation. The well was tested from the Mt. Messenger Formation from November 2004 to May 2005 and from September 2005 to December 2005. Over this period, oil production averaged 265 bopd with gas-oil ratios increasing from 500 to 730 scf per barrel. Water-cuts had increased to 24 percent by December 2005. The Urenui Formation was also tested in April, May, October and November 2005 at gas rates of 0.1 to 1.1 MMscfd with very little oil.

During October and November 2006, the Company participated in the drilling of three deviated wells (Cheal-B1, B2 and B3) from the Cheal B Pad surface location, approximately 0.8 miles to the north of the Cheal A Pad surface location. All three wells intersected the Mt. Messenger sandstones north of the northeast-southwest trending fault that transects the field. From petrophysical analysis, Cheal B-1 and Cheal B-3 intersected the thicker and better quality Mt. Messenger sandstones. Cheal B-2 encountered only about 6 feet of net pay in the Mt. Messenger #3 sandstone, but did encounter 16 feet of net pay in the Mt. Messenger #2 sandstone.

The oil-water contact established for the Mt. Messenger Sandstone #3 in the A Pad wells is 4,605 feet subsea (-1404m), while the B fault block wells did not encounter an oil-water contact but established an ‘oil-down to’ elevation of 4,592 feet subsea (-1400m). For the oil-in-place volumetric calculation for the B fault block, the ‘oil-down-to’ elevation was used to calculate the oil volume in the block.

For the Mt. Messenger Sandstone #2, which is the deeper oil-bearing sand, an oil-water contact of 4,625 feet subsea (-1410m) was established. The oil-in-place volume estimated for this reservoir has been classified as probable, as the reservoir has not been tested in the B fault block, which contains the majority of the in-place oil volumes.

The net pay maps used to estimate the original oil-in-place were generated from a 3D geological model and are displayed in Figures 7 and 8 for the Mt. Messenger Sandstones #3 and #2, respectively. The location of the Cheal B4 well, shown on Figure 7, is the projected intersection of the well at the Mt. Messenger Sandstone #3 level. The well did not encounter a Mt. Messenger #3 sandstone at this location.

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Discussion - Page 4

4.0 Estimation of Reserves and Production Forecasts

Oil reserves were estimated volumetrically for the Mt. Messenger Formation using drainage area assignments and net pay based on well logs and seismic interpretation. Reservoir porosity and water saturation were obtained from well logs.

Proved, probable and possible developed producing reserves were assigned to the existing A3X, A4, B1, B2, and B3 wells. The A3X and A4 wells have produced since 2004 with a combined cumulative production of 189,892 barrels of oil to March 31, 2008. The B1, B2 and B3 wells have produced since 2007 with a combined cumulative production of 116,965 barrels of oil to March 31, 2008. The wells produced through varying combinations of rental equipment and permanent facilities. As of mid December 2007, the permanent facilities for the five producing wells were installed and commissioned. Even though these wells have not produced steadily, inspection of the production history to date supports the assumptions of initial rates and declines that have been used in our forecast of production. The operator has limited well production to reduce the gas production in an effort to preserve reservoir pressure. Well production plots are included as Figures 9 through 13.

Proved, probable and possible undeveloped reserves were assigned to three undrilled locations, A7, B6 and B7. Probable and possible undeveloped reserves were assigned to two undrilled locations, A6 and B5.

The A7 well is forecast to be drilled and on production in June of 2008, increasing the total field production rate to 900 bopd. The A6, B5, B6, B7 wells are scheduled to be drilled, completed and on production by January 2009, with a peak field rate of 1200 bopd.

Recovery factors were estimated to be 15 percent in the proved (1P) case, 20 percent in the proved plus probable (2P) case and 25 percent in the proved plus probable plus possible (3P) case. These recovery factors are consistent with primary recoveries reported for the Ngatoro Field, which is the offsetting analog field to Cheal.

The solution gas reserves were estimated using gas-oil ratios (GOR) of 800 scf per barrel, increasing to 1,500 scf per barrel. A surface loss of 25 percent was included for fuel usage.

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Discussion - Page 5

5.0 Pricing

Sproule’s short-term outlook for oil prices adopts the NYMEX futures market for the forecast period ending March 31, 2011. The forecast used in this evaluation was derived as of March 31, 2008, and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for an April contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable. Sproule then applies a historical offset to generate the Tapis forecast.

The NYMEX oil futures prices are the foundation of Sproule’s energy pricing models in the early years. This data is combined with Sproule’s assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead prices for oil production. The following paragraphs briefly describe some of the key considerations included in Sproule’s long-term outlook for oil price forecasts.

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to manage supply will be a major determinant in establishing oil prices for the next 10 years. A strong demand for crude oil, instability in the Middle East, and the increasing cost of exploration and development has served to increase the price of crude oil throughout the world. In recognition of these factors, Sproule's long-term forecast for Tapis has been set at $US 79.00 per barrel (2008 dollars).

The oil price forecasts are based on a forecast of prices for Tapis crude. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the delivery point. The Cheal oil is expected to receive an average price offset of approximately -$US 0.50 per barrel.

The Company is expecting to receive a gas price of $US 3.91 per mcf escalated by 2 percent per year.

6.0 Operating and Capital Costs

The site facilities are run off electricity generated by an on-site generator using an engine fuelled by solution gas. Gas sales are run through the LTS pipeline to the west, or the Waihapa treatment station to the east. The Company also has a contract in place to export electricity to the local power grid. In this evaluation, it was assumed that gas used to provide electricity to

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Discussion - Page 6

the local power grid would be equivalent in value to selling the gas through the LTS pipeline or Waihapa treatment station.

The wells are producing through jet pumps. There have been some issues with leaking power fluid at the A3X well, and that well is planned to be worked over in June of 2008. Although condensate / pour point depressants have not been utilized to date, it is expected that they will be circulated in the wells to address the waxing problem. In addition, it is expected that it will be necessary to mobilize a crane to the site regularly to conduct deep wax cut treatments by wireline.

The oil/condensate/pour point depressant mix is expected to be trucked to the Omata tank farm in New Plymouth. A trucking cost of $US 2.00 per barrel and a sales fee of $US 3.15 per barrel were used. An additional cost for pour point depressant of $US 1.00 per barrel will be required in 2009 onward. Fixed field costs of $US 265,000 per month plus $US 10,500 per additional well were used.

The capital costs used in the evaluation were based on estimates prepared by the Company, and are summarized below. Two workovers were scheduled at $US 350,000 per well. Three wells were scheduled to be drilled and completed with stock inventory for $US 1.8 million. Two additional wells were scheduled to be drilled and completed for $US 2.35 million. Tie-ins for all wells were scheduled at a cost $US 300,000 per well.

Well abandonment and disconnect costs of $US 235,000 per well were used. No allowances for reclamation or salvage values were made.

Capital Costs M$US (2008 Dollars)

Item	Proved Developed A3X, A4, B1, B2, B3	Total Proved Case A3X, A4, A7, B1, B2, B3, B6, B7	Total 2P Case A3X, A4, A7, A6, B1, B2, B3, B5, B6, B7	Total 3P Case A3X, A4, A7, A6, B1, B2, B3, B5, B6, B7
Workovers	700	700	700	700
Drilling, Completion, and Tie-in (June 08)	-	2,100	2,100	2,100
Drilling, Completion, and tie-in (Dec 08)	-	4,200	9,500	9,500
Total	700	7,000	12,300	12,300

Operating and capital costs were escalated at 2.0 percent per year.

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Discussion - Page 7

7.0 Royalties and Taxes

The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property; consequently, income taxes have not been deducted in this report.

The New Zealand royalty regime stipulates the payment of either a five percent ad valorem royalty (AVR) or a 20 percent accounting profits royalty (APR), whichever is the greater in any given year.

The AVR is calculated at five percent of the net sales price received.

The APR is a mechanism whereby the resource owner receives a share of profits once all significant costs have been recovered by the producer. It is payable on the net accumulated accounting profit of production from a petroleum field. In calculating the accounting profit, deductions are made and may include associated production costs, capital costs (exploration costs, development costs, permit acquisition costs and feasibility costs), indirect costs, abandonment costs, operating and capital overhead allowance, operating costs and capital costs carried forward and abandonment costs carried back.

The APR royalty was calculated from our forecasts of cash flow to take effect in the first quarter of 2008.

8.0 Net Present Values

The estimates of the P&NG reserves and their respective net present values, summarized by reserves category, are presented in Tables 1 and 2. Detailed forecasts of production and cash flow are presented in Table 3. Well abandonment and disconnect costs were included for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

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Table 1
Cheal, New Zealand
Volumetric Reservoir Data and Estimates of Reserves
(As of March 31, 2008)
	Drainage			Water	Oil	Original Oil	Recovery	Original
		Net Pay	Porosity					Recoverable
Pool/Location	Area			Saturation	FVF	In Place	Factor	Oil
	(ac)	(ft)	(%)	(%)	RB/STB	Mbbls	%	Mbbls

Mt. Messenger 3

Proved Developed Producing
Cheal-A3X & A4	162	25	23	37	1.22	3722	15	558
Cheal-B1, B2, & B3	111	35	23	37	1.22	3608	15	541

Proved Undeveloped
Cheal-A7	54	25	23	37	1.22	1241	15	186
Cheal-B6 & B7	112	21	23	37	1.22	2212	15	332

Proved + Probable Developed Producing
Cheal-A3X & A4	162	25	23	37	1.22	3,722	20	744
Cheal-B1, B2, & B3	111	35	23	37	1.22	3,608	20	722

Proved + Probable Undeveloped
Cheal-A7	54	25	23	37	1.22	1,241	20	248
Cheal-A6	56	15	23	37	1.22	762	20	152
Cheal-B5	53	26	23	37	1.22	1,277	20	255
Cheal-B6 & B7	112	21	23	37	1.22	2,212	20	442

Proved + Probable + Possible Developed Producing
Cheal-A3X & A4	162	25	23	37	1.22	3,722	25	931
Cheal-B1, B2, & B3	111	35	23	37	1.22	3,608	25	902

Proved + Probable + Possible Undeveloped
Cheal-A7	54	25	23	37	1.22	1,241	25	310
Cheal-A6	63	14	23	37	1.22	762	25	191
Cheal-B5	114	25	23	37	1.22	1,585	25	396
Cheal-B6 & B7	112	21	23	37	1.22	2,212	25	553

Mt. Messenger 2

Probable (No Proved Reserves for this zone)
Cheal-SS2 compl.	162	8	21	46	1.22	922	20	184

Probable + Possible (No Proved Reserves for this zone)
Cheal-SS2 compl.	356	8	21	46	1.22	1,982	25	495

Field Totals

Total Proved	438	27	23	37	1.22	10,783	15	1,617

Probable								1,131
Total Proved + Probable	710	22	23	38	1.22	13,745	20	2,749

Possible								1,029
Total	971	18	23	38	1.22	15112	25	3,778

Table 2
Cheal, New Zealand
Estimates of Reserves and Net Present Values
(As of March 31, 2008)
Oil Reserves

			Original	Cumulative	Gross	Company	Company	Lessor	Company		Net Present Values
	Original	Recovery	Recoverable	Production to	Remaining Oil	Working	Gross	Royalties	Net		Before Taxes
Pool/Location	Oil In Place	Factor	Oil	Mar. 31, 2008	Reserves	Interest	Oil	and	Oil
							Reserves	Burdens	Reserves			(M$US)
	(Mbbls)	(%)	(Mbbls)	(Mbbls)	(Mbbls)	(%)	(Mbbls)	(%)	(Mbbls)	0%	5%	10%	15%	20%

Mt. Messenger 3
Proved Developed Producing
Cheal-A3X & A4	3,722	15	558	190	368
Cheal-B1, B2, & B3	3,608	15	541	117	424
Total PDP			1,100	307	793	30.5	242	AVR/APR	210	13,562	12,244	11,153	10,239	9,463
Proved Undeveloped
Cheal-A7	1,241	15	186		186
Cheal-B6 & B7	2,212	15	332		332
Total PUD			518		518	30.5	158	AVR/APR	135	9,891	8,579	7,508	6,622	5,882

Proved			1,617	307	1,311	30.5	400	AVR/APR	345	23,453	20,823	18,661	16,861	15,345

Probable
Cheal-A3X & A4	3,722	5	186		186
Cheal-B1, B2, & B3	3,608	5	180		180
Cheal-A7	1,241	5	62		62
Cheal-B6 & B7	2,212	5	111		111
Cheal-A6	762	20	152		152
Cheal-B5	1,277	20	255		255
Total Probable			947		947	30.5	289

Proved + Probable			2,564	307	2,258	30.5	689

Possible
Cheal-A3X & A4	3,722	5	186		186
Cheal-B1, B2, & B3	3,608	5	180		180
Cheal-B6 & B7	2,212	5	111		111
Cheal-A6	762	5	38		38
Cheal-A7	1,241	5	62		62
Cheal-B5	1,585	5	141		141
Total Possible			719		719	30.5	219

Proved + Probable + Possible			3,283	307	2,976	30.5	908

Table 2
Cheal, New Zealand
Estimates of Reserves and Net Present Values
(As of March 31, 2008)
Oil Reserves
			Original	Cumulative	Gross	Company	Company	Lessor	Company	Net Present Values
	Original	Recovery	Recoverable	Production to	Remaining Oil	Working	Gross	Royalties	Net	Before Taxes
Pool/Location	Oil In Place	Factor	Oil	Mar. 31, 2008	Reserves	Interest	Oil	and	Oil
							Reserves	Burdens	Reserves	(M$US)
	(Mbbls)	(%)	(Mbbls)	(Mbbls)	(Mbbls)	(%)	(Mbbls)	(%)	(Mbbls)	0%	5%	10%	15%	20%
Mt. Messenger 2
Probable (No Proved Reserves for this zone)
Cheal-SS2 compl.	922	20	184		184	30.5	56

Probable + Possible (No Proved Reserves for this zone)
Cheal-SS2 compl.	1,982	25	495		495	30.5	151

Total Proved			1,617	307	1,311	30.5	400	AVR/APR	345	23,453	20,823	18,661	16,861	15,345

Total Probable			1,131	257	1,131	30.5	345	AVR/APR	298	17,376	12,725	9,518	7,249	5,606

Total Proved + Probable			2,749	307	2,442	30.5	745	AVR/APR	643	40,829	33,548	28,179	24,110	20,951

Total Possible			1,029	257	1,029	30.5	314	AVR/APR	271	16,530	11,327	8,165	6,150	4,805

Total Proved + Probable + Possible			3,778	307	3,471	30.5	1,059	AVR/APR	914	57,359	44,875	36,345	30,260	25,756

Table 2
Cheal, New Zealand
Estimates of Reserves and Net Present Values
(As of March 31, 2008)
Gas Reserves
Pool/Location	Producing Gas Oil Ratio scf (sales) / bbl	Gross Remaining Sales Gas Reserves (MMcf)	Company Working Interest (%)	Company Gross Sales Gas Reserves (MMcf)	Lessor Royalties and Burdens (%)	Company Net Sales Gas Reserves (MMcf)	Net Present Values Before US Taxes (M$US)
							0%	5%	10%	15%	20%

Mt. Messenger 2 & 3

Proved
Proved Developed
Cheal-A3X & A4
Cheal-B1, B2, & B3
Total, PDP	- Producing GOR of 800	563	30.5	172	AVR/APR	150	-	-	-	-	-
Proved Undeveloped	increasing to 1,500 scf
Cheal-A7	(sales) per barrel-
Cheal-B6 & B7
Total, PUD		377	30.5	115	AVR/APR	98	-	-	-	-	-

Total Proved		940	30.5	287	AVR/APR	247	-	-	-	-	-

Probable
Cheal-A3X & A4
Cheal-B1, B2, & B3
Cheal-B6 & B7
Cheal-A7	- Producing GOR of 800
	increasing to 1,500 scf
Cheal-A6	(sales) per barrel-
Cheal-B5
Cheal-SS2 compl.
Total, Probable		1,104	30.5	337	AVR/APR	290	-	-	-	-	-

Proved + Probable		2,044	30.5	623	AVR/APR	538	-	-	-	-	-

Possible
Cheal-A3X & A4
Cheal-B1, B2, & B3
Cheal-B6 & B7
Cheal-A7	- Producing GOR of 800
	increasing to 1,500 scf
Cheal-A6	(sales) per barrel-
Cheal-B5
Cheal-SS2 compl.
Total, Possible		1,059	30.5	323	AVR/APR	279	-	-	-	-	-

Proved + Probable + Possible		3,103	30.5	946	AVR/APR	817	-	-	-	-	-

Table : 3

Cheal (As of March 31, 2008)
Proved + Probable + Possible
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	90,828	100.00	86.55
0	57,359	57,359	12.11	12.11	Less:
5.0	44,875	44,875	10.94	10.94	Bonuses & Fees	0	0.00	0.00
10.0	36,345	36,345	9.61	9.61	Operating Costs	28,733	31.64	27.38
15.0	30,260	30,260	8.41	8.41	Tariffs	0	0.00	0.00
20.0	25,756	25,756	7.42	7.42	Prod & Asset Taxes	0	0.00	0.00
25.0	22,318	22,318	6.60	6.60	Capital Costs	4,735	5.21	4.51
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	57,359	63.15	54.66
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2024/09				After Tax Cash Flow	57,359	63.15	54.66
Econ. Limit	2024/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	697.3	192	58	56	105.21	418.4	115.1	35	34	3.91
2009(12)	10.0	1,125.8	411	125	104	101.89	743.0	271.2	83	68	3.99
2010(12)	10.0	1,156.1	422	129	107	100.58	780.3	284.8	87	72	4.07
2011(12)	10.0	1,012.5	370	113	94	87.60	795.4	290.3	89	73	4.15
2012(12)	10.0	880.4	322	98	83	84.97	726.3	265.8	81	68	4.23
2013(12)	10.0	769.7	281	86	73	86.67	720.1	262.8	80	67	4.32
2014(12)	10.0	671.1	245	75	64	88.40	654.3	238.8	73	62	4.40
2015(12)	10.0	585.1	214	65	56	90.17	635.2	231.8	71	60	4.49
2016(12)	10.0	508.8	186	57	49	91.98	572.4	209.5	64	55	4.58
2017(12)	10.0	444.8	162	50	43	93.81	500.4	182.6	56	49	4.67
2018(12)	10.0	387.8	142	43	38	95.69	436.3	159.2	49	43	4.77
2019(12)	10.0	338.1	123	38	33	97.60	380.4	138.8	42	38	4.86
2020(12)	10.0	294.0	108	33	30	99.56	330.8	121.1	37	33	4.96
2021(12)	10.0	257.1	94	29	26	101.55	289.2	105.6	32	29	5.06
2022(12)	10.0	224.1	82	25	23	103.58	252.1	92.0	28	26	5.16
2023(12)	10.0	195.4	71	22	21	105.65	219.8	80.2	24	23	5.26
2024(12)	10.0	173.1	47	14	14	107.76	194.7	53.4	16	16	5.37
Total	---	---	3,471	1,059	913	---	---	3,103.2	946	817	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	233.9	64.3	98.10	6,311	275	1,064	3,751	0	1,221	0	1,221
2009(12)	381.1	139.1	94.37	13,149	2,250	1,853	0	0	9,046	0	9,046
2010(12)	392.3	143.2	93.24	13,350	2,279	1,908	0	0	9,163	0	9,163
2011(12)	349.2	127.5	80.47	10,297	1,678	1,859	0	0	6,760	0	6,760
2012(12)	305.4	111.8	78.23	8,745	1,377	1,816	0	0	5,553	0	5,553
2013(12)	271.4	99.0	78.72	7,824	1,200	1,780	0	0	4,844	0	4,844
2014(12)	237.9	86.8	80.29	6,973	1,035	1,752	0	0	4,186	0	4,186
2015(12)	210.8	76.9	80.83	6,239	893	1,731	0	0	3,615	0	3,615
2016(12)	184.3	67.4	82.44	5,560	760	1,715	0	0	3,085	0	3,085
2017(12)	161.1	58.8	84.09	4,945	640	1,704	0	0	2,601	0	2,601
2018(12)	140.5	51.3	85.77	4,398	531	1,699	0	0	2,168	0	2,168
2019(12)	122.5	44.7	87.49	3,911	434	1,697	0	0	1,779	0	1,779
2020(12)	106.5	39.0	89.24	3,478	347	1,700	0	0	1,431	0	1,431
2021(12)	93.1	34.0	91.02	3,093	269	1,706	0	0	1,119	0	1,119
2022(12)	81.2	29.6	92.85	2,751	199	1,715	0	0	837	0	837
2023(12)	70.8	25.8	94.70	2,446	135	1,727	0	0	584	0	584
2024(12)	62.7	17.2	96.60	1,659	0	1,308	0	984	-633	0	-633
Total	---	---	---	105,131	14,303	28,733	3,751	984	57,359	0	57,359

Comp Royalty Total
Tag Cheal 3P
(Nominal values)

Table 3

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	237	275	275	97.50	268	2.50	7	0.00	0
2009(12)	657	2,250	2,250	97.13	2,184	2.87	66	0.00	0
2010(12)	668	2,279	2,279	96.96	2,210	3.04	69	0.00	0
2011(12)	515	1,678	1,678	95.89	1,606	4.11	72	0.00	0
2012(12)	437	1,377	1,377	95.49	1,315	4.51	62	0.00	0
2013(12)	391	1,200	1,200	94.90	1,136	5.10	63	0.00	0
2014(12)	349	1,035	1,035	94.71	981	5.29	55	0.00	0
2015(12)	312	893	893	94.14	839	5.86	54	0.00	0
2016(12)	278	760	760	93.95	714	6.05	46	0.00	0
2017(12)	247	640	640	93.95	601	6.05	39	0.00	0
2018(12)	220	531	531	93.95	499	6.05	32	0.00	0
2019(12)	196	434	434	93.95	408	6.05	26	0.00	0
2020(12)	174	347	347	93.95	326	6.05	21	0.00	0
2021(12)	155	269	269	93.95	253	6.05	16	0.00	0
2022(12)	138	199	199	93.95	187	6.05	12	0.00	0
2023(12)	122	135	135	93.95	127	6.05	8	0.00	0
2024(12)	0	0	0	93.95	0	6.05	0	0.00	0
Total	5,095	14,303	14,303	---	13,653	---	650	---	0

Table : 3A

Cheal (As of March 31, 2008)
Proved + Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	62,982	100.00	86.02
0	40,829	40,829	8.83	8.83	Less:
5.0	33,548	33,548	8.02	8.02	Bonuses & Fees	0	0.00	0.00
10.0	28,179	28,179	7.23	7.23	Operating Costs	17,528	27.83	23.94
15.0	24,110	24,110	6.52	6.52	Tariffs	0	0.00	0.00
20.0	20,951	20,951	5.90	5.90	Prod & Asset Taxes	0	0.00	0.00
25.0	18,446	18,446	5.36	5.36	Capital Costs	4,625	7.34	6.32
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	40,829	64.83	55.76
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2018/09				After Tax Cash Flow	40,829	64.83	55.76
Econ. Limit	2018/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	697.3	192	58	56	105.21	418.4	115.1	35	34	3.91
2009(12)	10.0	1,045.5	382	116	97	101.89	688.9	251.4	77	63	3.99
2010(12)	10.0	982.8	359	109	91	100.58	663.4	242.1	74	61	4.07
2011(12)	10.0	843.8	308	94	79	87.60	662.7	241.9	74	62	4.15
2012(12)	10.0	722.5	264	81	68	84.97	596.1	218.2	67	56	4.23
2013(12)	10.0	622.1	227	69	59	86.67	581.8	212.4	65	55	4.32
2014(12)	10.0	534.1	195	59	51	88.40	520.8	190.1	58	50	4.40
2015(12)	10.0	458.6	167	51	44	90.17	497.7	181.7	55	48	4.49
2016(12)	10.0	392.7	144	44	38	91.98	441.8	161.7	49	43	4.58
2017(12)	10.0	338.1	123	38	33	93.81	380.3	138.8	42	38	4.67
2018(12)	10.0	296.5	81	25	25	95.69	333.6	91.1	28	28	4.77
Total	---	---	2,442	745	643	---	---	2,044.4	624	538	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	233.9	64.3	98.10	6,311	278	1,051	3,751	0	1,231	0	1,231
2009(12)	353.9	129.2	94.37	12,211	2,074	1,797	0	0	8,340	0	8,340
2010(12)	333.5	121.7	93.24	11,349	1,902	1,795	0	0	7,652	0	7,652
2011(12)	291.1	106.2	80.47	8,581	1,358	1,747	0	0	5,476	0	5,476
2012(12)	250.7	91.7	78.23	7,177	1,085	1,707	0	0	4,384	0	4,384
2013(12)	219.3	80.0	78.72	6,324	921	1,677	0	0	3,726	0	3,726
2014(12)	189.4	69.1	80.29	5,550	771	1,654	0	0	3,126	0	3,126
2015(12)	165.2	60.3	80.83	4,890	642	1,637	0	0	2,610	0	2,610
2016(12)	142.2	52.1	82.44	4,291	525	1,626	0	0	2,140	0	2,140
2017(12)	122.4	44.7	84.09	3,758	419	1,620	0	0	1,718	0	1,718
2018(12)	107.4	29.3	85.77	2,515	0	1,217	0	874	424	0	424
Total	---	---	---	72,958	9,976	17,528	3,751	874	40,829	0	40,829

Comp Royalty Total
Tag Cheal 2P
(Nominal values)

Table 3A

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	237	278	278	97.50	271	2.50	7	0.00	0
2009(12)	611	2,074	2,074	97.13	2,013	2.87	61	0.00	0
2010(12)	567	1,902	1,902	96.96	1,844	3.04	58	0.00	0
2011(12)	429	1,358	1,358	95.89	1,300	4.11	58	0.00	0
2012(12)	359	1,085	1,085	95.49	1,036	4.51	49	0.00	0
2013(12)	316	921	921	94.90	872	5.10	49	0.00	0
2014(12)	278	771	771	94.71	730	5.29	41	0.00	0
2015(12)	244	642	642	94.14	603	5.86	39	0.00	0
2016(12)	215	525	525	93.95	493	6.05	32	0.00	0
2017(12)	188	419	419	93.95	394	6.05	25	0.00	0
2018(12)	0	0	0	93.95	0	6.05	0	0.00	0
Total	3,443	9,976	9,976	---	9,557	---	419	---	0

Table : 3B

Cheal (As of March 31, 2008)
Proved
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	34,305	100.00	88.89
0	23,453	23,453	9.41	9.41	Less:
5.0	20,823	20,823	9.05	9.05	Bonuses & Fees	0	0.00	0.00
10.0	18,661	18,661	8.68	8.68	Operating Costs	8,358	24.36	21.66
15.0	16,861	16,861	8.31	8.31	Tariffs	0	0.00	0.00
20.0	15,345	15,345	7.95	7.95	Prod & Asset Taxes	0	0.00	0.00
25.0	14,056	14,056	7.60	7.60	Capital Costs	2,494	7.27	6.46
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	23,453	68.37	60.77
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	23,453	68.37	60.77
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.5	664.1	183	56	50	105.21	398.5	109.6	33	30	3.91
2009(12)	8.0	948.7	346	106	88	101.89	625.3	228.3	70	58	3.99
2010(12)	8.0	792.1	289	88	74	100.58	534.7	195.2	60	50	4.07
2011(12)	8.0	607.4	222	68	58	87.60	476.0	173.7	53	45	4.15
2012(12)	8.0	464.4	170	52	45	84.97	383.2	140.2	43	37	4.23
2013(12)	8.0	369.7	101	31	31	86.67	340.7	93.0	28	28	4.32
Total	---	---	1,311	400	345	---	---	940.0	287	247	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	222.8	61.3	98.10	6,011	608	1,037	1,860	0	2,505	0	2,505
2009(12)	321.1	117.2	94.37	11,080	1,875	1,662	0	0	7,543	0	7,543
2010(12)	268.8	98.1	93.24	9,147	1,501	1,602	0	0	6,045	0	6,045
2011(12)	209.4	76.4	80.47	6,176	923	1,521	0	0	3,732	0	3,732
2012(12)	161.1	59.0	78.23	4,613	623	1,464	0	0	2,527	0	2,527
2013(12)	130.1	35.5	78.72	2,809	0	1,074	0	633	1,102	0	1,102
Total	---	---	---	39,836	5,531	8,358	1,860	633	23,453	0	23,453

Comp Royalty Total
Tag Cheal 1P
(Nominal values)

Table 3B

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	225	608	608	97.50	593	2.50	15	0.00	0
2009(12)	554	1,875	1,875	97.13	1,820	2.87	55	0.00	0
2010(12)	457	1,501	1,501	96.96	1,455	3.04	46	0.00	0
2011(12)	309	923	923	95.89	884	4.11	40	0.00	0
2012(12)	231	623	623	95.49	595	4.51	28	0.00	0
2013(12)	0	0	0	94.97	0	5.03	0	0.00	0
Total	1,776	5,531	5,531	---	5,347	---	184	---	0

Table : 3C

Cheal (As of March 31, 2008)
Proved Developed Producing
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	21,075	100.00	89.66
0	13,562	13,562	22.26	22.26	Less:
5.0	12,244	12,244	23.97	23.97	Bonuses & Fees	0	0.00	0.00
10.0	11,153	11,153	25.48	25.48	Operating Costs	6,904	32.76	29.37
15.0	10,239	10,239	26.77	26.77	Tariffs	0	0.00	0.00
20.0	9,463	9,463	27.83	27.83	Prod & Asset Taxes	0	0.00	0.00
25.0	8,799	8,799	28.67	28.67	Capital Costs	609	2.89	2.59
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	13,562	64.35	57.70
Prod. Start	2008/04				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	13,562	64.35	57.70
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	5.0	592.6	163	50	42	105.71	355.6	97.8	30	25	3.91
2009(12)	5.0	515.1	188	57	48	102.40	337.3	123.1	38	32	3.99
2010(12)	5.0	418.9	153	47	40	101.10	282.8	103.2	31	27	4.07
2011(12)	5.0	340.7	124	38	33	88.13	267.3	97.6	30	26	4.15
2012(12)	5.0	276.3	101	31	27	85.51	227.9	83.4	25	23	4.23
2013(12)	5.0	231.7	63	19	19	87.22	213.7	58.3	18	18	4.32
Total	---	---	793	242	210	---	---	563.4	172	150	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	198.8	54.7	98.55	5,389	832	983	214	0	3,359	0	3,359
2009(12)	174.2	63.6	94.83	6,044	944	1,291	0	0	3,809	0	3,809
2010(12)	142.1	51.9	93.71	4,862	714	1,259	0	0	2,889	0	2,889
2011(12)	117.5	42.9	80.94	3,485	443	1,237	0	0	1,805	0	1,805
2012(12)	95.9	35.1	78.71	2,761	302	1,222	0	0	1,238	0	1,238
2013(12)	81.5	22.3	79.19	1,771	0	913	0	396	462	0	462
Total	---	---	---	24,311	3,236	6,904	214	396	13,562	0	13,562

Comp Royalty Total
Tag Cheal PDP
(Nominal values)

Table 3C

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	202	832	832	97.51	812	2.49	21	0.00	0
2009(12)	302	944	944	97.14	917	2.86	28	0.00	0
2010(12)	243	714	714	96.97	693	3.03	22	0.00	0
2011(12)	174	443	443	95.91	424	4.09	19	0.00	0
2012(12)	138	302	302	95.51	288	4.49	14	0.00	0
2013(12)	0	0	0	95.00	0	5.00	0	0.00	0
Total	1,060	3,236	3,236	---	3,134	---	103	---	0

Table : 3D

Cheal (As of March 31, 2008)
Proved Undeveloped
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	13,230	100.00	87.70
0	9,891	9,891	5.25	5.25	Less:
5.0	8,579	8,579	4.80	4.80	Bonuses & Fees	0	0.00	0.00
10.0	7,508	7,508	4.39	4.39	Operating Costs	1,454	10.99	9.64
15.0	6,622	6,622	4.02	4.02	Tariffs	0	0.00	0.00
20.0	5,882	5,882	3.70	3.70	Prod & Asset Taxes	0	0.00	0.00
25.0	5,257	5,257	3.41	3.41	Capital Costs	1,884	14.24	12.49
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	418.04
AT Payout (yrs)	1.08				Before Tax Cash Flow	9,891	74.76	65.57
Prod. Start	2008/10				Less Income Tax	0	0.00	0.00
Last Prod.	2013/09				After Tax Cash Flow	9,891	74.76	65.57
Econ. Limit	2013/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.5	71.5	20	6	8	34.62	42.9	11.8	4	5	1.30
2009(12)	3.0	433.6	158	48	39	101.21	288.1	105.1	32	26	3.99
2010(12)	3.0	373.2	136	42	34	99.99	251.9	91.9	28	23	4.07
2011(12)	3.0	266.7	97	30	24	86.92	208.7	76.2	23	19	4.15
2012(12)	3.0	188.1	69	21	17	84.17	155.2	56.8	17	14	4.23
2013(12)	3.0	138.0	38	11	11	85.74	127.0	34.7	11	11	4.32
Total	---	---	518	158	135	---	---	376.5	115	98	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	24.0	6.6	96.94	622	-224	53	1,647	0	-854	0	-854
2009(12)	146.9	53.6	93.88	5,036	931	371	0	0	3,734	0	3,734
2010(12)	126.6	46.2	92.69	4,286	787	343	0	0	3,156	0	3,156
2011(12)	91.9	33.6	79.84	2,692	480	285	0	0	1,927	0	1,927
2012(12)	65.3	23.9	77.48	1,852	321	242	0	0	1,289	0	1,289
2013(12)	48.5	13.3	77.88	1,038	0	161	0	237	640	0	640
Total	---	---	---	15,525	2,295	1,454	1,647	237	9,891	0	9,891

Comp Royalty Total
Tag Cheal PUD
(Nominal values)

Table 3D

Case Notes: Case created from consolidation run.
Consolidation Name: Tag Cheal PUD

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	23	-224	-224	-0.01	-219	0.01	-6	0.00	0
2009(12)	252	931	931	-0.01	903	0.01	28	0.00	0
2010(12)	214	787	787	-0.02	763	0.02	24	0.00	0
2011(12)	135	480	480	-0.02	459	0.02	21	0.00	0
2012(12)	93	321	321	-0.03	306	0.03	15	0.00	0
2013(12)	0	0	0	-0.03	0	0.03	0	0.00	0
Total	717	2,295	2,295	---	2,213	---	81	---	0

Table : 3E

Cheal (As of March 31, 2008)
Probable
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	28,677	100.00	82.82
0	17,376	17,376	8.15	8.15	Less:
5.0	12,725	12,725	6.75	6.75	Bonuses & Fees	0	0.00	0.00
10.0	9,518	9,518	5.44	5.44	Operating Costs	9,170	31.98	26.48
15.0	7,249	7,249	4.34	4.34	Tariffs	0	0.00	0.00
20.0	5,606	5,606	3.45	3.45	Prod & Asset Taxes	0	0.00	0.00
25.0	4,390	4,390	2.76	2.76	Capital Costs	2,132	7.43	6.16
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	101.49
AT Payout (yrs)	2.08				Before Tax Cash Flow	17,376	60.59	50.18
Prod. Start	2008/10				Less Income Tax	0	0.00	0.00
Last Prod.	2018/09				After Tax Cash Flow	17,376	60.59	50.18
Econ. Limit	2018/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.0	33.2	9	3	6	35.07	19.9	5.5	2	4	1.30
2009(12)	2.0	96.9	35	11	9	101.89	63.5	23.2	7	6	3.99
2010(12)	2.0	190.7	70	21	17	100.58	128.7	47.0	14	12	4.07
2011(12)	2.0	236.5	86	26	22	87.60	186.7	68.1	21	17	4.15
2012(12)	2.0	258.1	94	29	24	84.97	212.9	77.9	24	19	4.23
2013(12)	4.0	345.6	126	38	28	86.67	327.0	119.4	36	27	4.32
2014(12)	10.0	534.1	195	59	51	88.40	520.8	190.1	58	50	4.40
2015(12)	10.0	458.6	167	51	44	90.17	497.7	181.7	55	48	4.49
2016(12)	10.0	392.7	144	44	38	91.98	441.8	161.7	49	43	4.58
2017(12)	10.0	338.1	123	38	33	93.81	380.3	138.8	42	38	4.67
2018(12)	10.0	296.5	81	25	25	95.69	333.6	91.1	28	28	4.77
Total	---	---	1,131	345	298	---	---	1,104.4	337	290	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	11.1	3.1	98.10	301	-330	14	1,891	0	-1,274	0	-1,274
2009(12)	32.8	12.0	94.37	1,131	199	135	0	0	798	0	798
2010(12)	64.7	23.6	93.24	2,202	401	194	0	0	1,607	0	1,607
2011(12)	81.6	29.8	80.47	2,405	435	225	0	0	1,745	0	1,745
2012(12)	89.5	32.8	78.23	2,564	463	244	0	0	1,857	0	1,857
2013(12)	122.0	44.5	78.72	3,515	921	603	0	-633	2,624	0	2,624
2014(12)	189.4	69.1	80.29	5,550	771	1,654	0	0	3,126	0	3,126
2015(12)	165.2	60.3	80.83	4,890	642	1,637	0	0	2,610	0	2,610
2016(12)	142.2	52.1	82.44	4,291	525	1,626	0	0	2,140	0	2,140
2017(12)	122.4	44.7	84.09	3,758	419	1,620	0	0	1,718	0	1,718
2018(12)	107.4	29.3	85.77	2,515	0	1,217	0	874	424	0	424
Total	---	---	---	33,122	4,445	9,170	1,891	241	17,376	0	17,376

Comp Royalty Total
Tag Cheal Probable
(Nominal values)

Table 3E

Case Notes: Case created from consolidation run.
Consolidation Name: Tag Cheal Probable

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	11	-330	-330	0.00	-322	0.00	-8	0.00	0
2009(12)	57	199	199	0.00	193	0.00	6	0.00	0
2010(12)	110	401	401	0.00	388	0.00	12	0.00	0
2011(12)	120	435	435	0.00	416	0.00	19	0.00	0
2012(12)	128	463	463	0.00	442	0.00	21	0.00	0
2013(12)	316	921	921	23.68	872	1.32	49	0.00	0
2014(12)	278	771	771	94.71	730	5.29	41	0.00	0
2015(12)	244	642	642	94.14	603	5.86	39	0.00	0
2016(12)	215	525	525	93.95	493	6.05	32	0.00	0
2017(12)	188	419	419	93.95	394	6.05	25	0.00	0
2018(12)	0	0	0	93.95	0	6.05	0	0.00	0
Total	1,667	4,445	4,445	---	4,210	---	235	---	0

Table : 3F

Cheal (As of March 31, 2008)
Possible
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	27,845	100.00	87.78
0	16,530	16,530	149.96	149.96	Less:
5.0	11,327	11,327	-135.55	-135.55	Bonuses & Fees	0	0.00	0.00
10.0	8,165	8,165	-69.79	-69.79	Operating Costs	11,206	40.24	35.32
15.0	6,150	6,150	-59.51	-59.51	Tariffs	0	0.00	0.00
20.0	4,805	4,805	-59.89	-59.89	Prod & Asset Taxes	0	0.00	0.00
25.0	3,871	3,871	-65.46	-65.46	Capital Costs	110	0.40	0.35
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	1.08				Before Tax Cash Flow	16,530	59.36	52.11
Prod. Start	2009/04				Less Income Tax	0	0.00	0.00
Last Prod.	2024/09				After Tax Cash Flow	16,530	59.36	52.11
Econ. Limit	2024/09

NZ Prod Summary::New Zealand R/T (1995)
							Project		WI
		Proj.	Proj.	WI	Net	Net	Sales	Sol'n Gas	Sol'n Gas	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sales	Sales	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2008(12)	0.0	0.0	0	0	0	0.00	0.0	0.0	0	0	0.00
2009(12)	0.0	80.2	29	9	7	76.42	54.2	19.8	6	5	2.99
2010(12)	0.0	173.3	63	19	16	100.58	117.0	42.7	13	11	4.07
2011(12)	0.0	168.7	62	19	15	87.60	132.7	48.4	15	12	4.15
2012(12)	0.0	157.9	58	18	14	84.97	130.2	47.7	15	12	4.23
2013(12)	0.0	147.6	54	16	13	86.67	138.3	50.5	15	12	4.32
2014(12)	0.0	137.0	50	15	12	88.40	133.6	48.7	15	12	4.40
2015(12)	0.0	126.5	46	14	11	90.17	137.5	50.2	15	12	4.49
2016(12)	0.0	116.1	42	13	11	91.98	130.6	47.8	15	12	4.58
2017(12)	0.0	106.7	39	12	10	93.81	120.1	43.8	13	11	4.67
2018(12)	2.5	166.0	61	18	13	95.69	186.8	68.2	21	15	4.77
2019(12)	10.0	338.1	123	38	33	97.60	380.4	138.8	42	38	4.86
2020(12)	10.0	294.0	108	33	30	99.56	330.8	121.1	37	33	4.96
2021(12)	10.0	257.1	94	29	26	101.55	289.2	105.6	32	29	5.06
2022(12)	10.0	224.1	82	25	23	103.58	252.1	92.0	28	26	5.16
2023(12)	10.0	195.4	71	22	21	105.65	219.8	80.2	24	23	5.26
2024(12)	10.0	173.1	47	14	14	107.76	194.7	53.4	16	16	5.37
Total	---	---	1,029	314	271	---	---	1,058.8	323	279	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod.	Price/BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	Bbl/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2008(12)	0.0	0.0	0.00	0	-3	13	0	0	-10	0	-10
2009(12)	27.2	9.9	94.37	938	176	56	0	0	705	0	705
2010(12)	58.8	21.5	93.24	2,001	377	113	0	0	1,511	0	1,511
2011(12)	58.2	21.2	80.47	1,716	320	112	0	0	1,283	0	1,283
2012(12)	54.8	20.0	78.23	1,568	291	108	0	0	1,168	0	1,168
2013(12)	52.1	19.0	78.72	1,501	279	104	0	0	1,118	0	1,118
2014(12)	48.6	17.7	80.29	1,423	264	99	0	0	1,060	0	1,060
2015(12)	45.6	16.6	80.83	1,349	251	94	0	0	1,005	0	1,005
2016(12)	42.0	15.4	82.44	1,269	236	89	0	0	944	0	944
2017(12)	38.7	14.1	84.09	1,187	220	84	0	0	882	0	882
2018(12)	60.1	21.9	85.77	1,883	531	481	0	-874	1,744	0	1,744
2019(12)	122.5	44.7	87.49	3,911	434	1,697	0	0	1,779	0	1,779
2020(12)	106.5	39.0	89.24	3,478	347	1,700	0	0	1,431	0	1,431
2021(12)	93.1	34.0	91.02	3,093	269	1,706	0	0	1,119	0	1,119
2022(12)	81.2	29.6	92.85	2,751	199	1,715	0	0	837	0	837
2023(12)	70.8	25.8	94.70	2,446	135	1,727	0	0	584	0	584
2024(12)	62.7	17.2	96.60	1,659	0	1,308	0	984	-633	0	-633
Total	---	---	---	32,173	4,327	11,206	0	110	16,530	0	16,530

Comp Royalty Total
Tag Cheal Possible
(Nominal values)

Table 3F

Case Notes: Case created from consolidation run.
Consolidation Name: Tag Cheal Possible

				Sales		Sales		Sales
			Royalty	Rev		Rev		Rev
	Royalty	Royalty	Total	Split	Royalty	Split	Royalty	Split	Royalty
Date	AVR	APR	(Max)	Oil/Total	Oil	Gas/Total	Gas	NGL/Total	NGL
	M$US	M$US	M$US	%	M$US	%	M$US	%	M$US
2008(12)	0	-3	-3	0.00	-3	0.00	0	0.00	0
2009(12)	47	176	176	0.00	171	0.00	5	0.00	0
2010(12)	100	377	377	0.00	366	0.00	11	0.00	0
2011(12)	86	320	320	0.00	306	0.00	14	0.00	0
2012(12)	78	291	291	0.00	278	0.00	13	0.00	0
2013(12)	75	279	279	0.00	264	0.00	15	0.00	0
2014(12)	71	264	264	0.00	250	0.00	14	0.00	0
2015(12)	67	251	251	0.00	235	0.00	15	0.00	0
2016(12)	63	236	236	0.00	221	0.00	14	0.00	0
2017(12)	59	220	220	0.00	207	0.00	13	0.00	0
2018(12)	220	531	531	23.49	499	1.51	32	0.00	0
2019(12)	196	434	434	93.95	408	6.05	26	0.00	0
2020(12)	174	347	347	93.95	326	6.05	21	0.00	0
2021(12)	155	269	269	93.95	253	6.05	16	0.00	0
2022(12)	138	199	199	93.95	187	6.05	12	0.00	0
2023(12)	122	135	135	93.95	127	6.05	8	0.00	0
2024(12)	0	0	0	93.95	0	6.05	0	0.00	0
Total	1,651	4,327	4,327	---	4,096	---	231	---	0

National Instrument 51-101

National Instrument 51-101

This report was prepared for the purpose of evaluating the Company’s P&NG reserves in accordance with Canadian Oil and Gas Evaluation Handbook (COGEH) reserve definitions and standards, which is compliant with National Instrument 51-101 (NI 51-101). In accordance with these standards, and by reference in NI 51-101, certain tables are presented that summarize the reserves and net present values, as of March 31, 2008.

Form 51-101F2, which follows, presents a Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor.

Forecast Prices and Costs

Table 1 presents a summary of reserves for the various reserves categories. Table 2 presents a summary of net present values of future net revenue. Table 3 presents the total future net revenue (undiscounted) for the total proved (1P), total proved plus probable (2P) and total proved plus probable plus possible (3P) reserves categories. Table 4 presents the net present value, discounted at 10 percent per year, of future net revenue by production group for the 1P, 2P and 3P reserves categories. Table 5 presents a summary of pricing and inflation rate assumptions.

Reconciliation

Table 6 presents the Reconciliation of the Company’s Gross Reserves (Before Royalty) by Principal Product Type, using forecast prices and costs.

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Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of TAG Oil Ltd (the “Company”):

1.

We have evaluated the Company’s Reserves Data as at March 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at March 31, 2008, estimated using forecast prices and costs.

2.	The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

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4.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of March 31, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue Before Income Taxes (10% Discount Rate)
			Audited (M$US)	Evaluated (M$ US)	Reviewed (M$ US)	Total (M$ US)

Sproule	Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand, As of March 31, 2008, prepared April 2008 to June 2008	New Zealand

Total			Nil	28,179	Nil	28,179

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

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Executed as to our report referred to above:

Sproule International Limited
Calgary, Alberta	Original signed by Jeffrey R. Duer, P.Eng.
June 24, 2008
Jeff Duer, P.Eng.
Project Leader

Original signed by Barrie F. Jose, P.Geoph.

Barrie F. Jose, P.Geoph.
Manager, Geoscience

Original signed by Douglas J. Carsted, P.Geol.

Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

Original signed by Greg D. Robinson, P.Eng.

Greg D. Robinson, P.Eng.
Vice-President, Engineering

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3P Form

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of TAG Oil Ltd (the “Company”):

1.

We have evaluated the Company’s Reserves Data as at March 31, 2008. The reserves data are estimates of proved, probable and possible reserves and related future net revenue as at March 31, 2008, estimated using forecast prices and costs.

2.	The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

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TAG Oil Ltd.	- 2
Sproule Associates Limited

4.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, possible reserves and total proved plus probable plus possible reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of March 31, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue Before Income Taxes (10% Discount Rate)
			Audited (M$ US)	Evaluated (M$ US)	Reviewed (M$ US)	Total (M$ US)

Sproule	Evaluation of the P&NG Reserves of TAG Oil Ltd in the Cheal Area of New Zealand, As of March 31, 2008, prepared April 2008 to June 2008	New Zealand
Proved plus Probable				28,179		28,179
Possible				8,165		8,165
Total			Nil	36,345	Nil	36,345

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

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TAG Oil Ltd.	- 3
Sproule Associates Limited

Executed as to our report referred to above:

Sproule International Limited
Calgary, Alberta	Original signed by Jeffrey R. Duer, P.Eng.
June 24, 2008
Jeff Duer, P.Eng.
Project Leader

Original signed by Barrie F. Jose, P.Geoph.

Barrie F. Jose, P.Geoph.
Manager, Geoscience

Original signed by Douglas J. Carsted, P.Geol.

Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

Original signed by Greg D. Robinson, P.Eng.

Greg D. Robinson, P.Eng.
Vice-President, Engineering

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TAG Oil Ltd.	- 4
Sproule Associates Limited

Table 1 NI 51-101 Summary of Oil and Gas Reserves As of March 31, 2008 Forecast Prices and Costs
Reserves
	Light and Medium Oil		Heavy Oil		Coalbed Methane		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved
Developed
Producing	242	210							172	150
Developed
Non-
Producing	-	-							-	-
Undeveloped	158	135							115	98
Total Proved	400	345							287	247
Probable	345	298							337	290
Total Proved
Plus
Probable	745	643							624	538
Possible	314	271							323	279
Total Proved
Plus
Probable
plus Possible	1,059	913							946	817

Reference: Item 2.2(1) of Form 51-101F1

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National Instrument 51-101

Table 2 NI 51-101 Summary of Net Present Values of Future Net Revenue As of March 31, 2008 Forecast Prices and Costs
	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (% Year)					Unit Value Before Income Tax Discounted at 10%/Year
Reserves Category	0 (M$US)	5 (M$ US)	10 (M$ US)	15 (M$ US)	20 (M$ US)	0 (M$ US)	5 (M$ US)	10 (M$ US)	15 (M$ US)	20 (M$ US)	$ US /BOE
Proved
Developed Producing	13,562	12,244	11,153	10,239	9,463	13,562	12,244	11,153	10,239	9,463	39.85
Developed Non-Producing
Undeveloped	9,891	8,579	7,508	6,622	5,882	9,891	8,579	7,508	6,622	5,882	40.92
Total Proved	23,453	20,823	18,661	16,861	15,345	23,453	20,823	18,661	16,861	15,345	40.27
Probable	17,376	12,725	9,518	7,249	5,606	17,376	12,725	9,518	7,249	5,606	22.67
Total Proved Plus
Probable	40,829	33,548	28,179	24,110	20,951	40,829	33,548	28,179	24,110	20,951	31.90
Possible	16,530	11,327	8,165	6,150	4,805	16,530	11,327	8,165	6,150	4,805	21.17
Total Proved Plus
Probable Plus Possible	57,359	44,875	36,345	30,260	25,756	57,359	44,875	36,345	30,260	25,756	28.64
Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:		- Income Taxes		- Unit Values are based on net reserve volumes
o	Sale of oil, gas, by-product reserves	o	Includes all resource income
o	Processing third party reserves	o	Apply appropriate income tax calculations
o	Other income	o	Include prior tax pools

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TAG Oil Ltd.	- 6
Sproule Associates Limited

Table 3 NI 51-101 Total Future Net Revenue (Undiscounted) As of March 31, 2008 Forecast Prices and Costs
Reserves Category	Revenue (M$US)	Royalties (M$ US)	Opera- ting Costs (M$ US)	Develop- ment Costs (M$ US)	Well Abandon- ment Costs (M$ US)	Future Net Revenue Before Income Taxes (M$ US)	Income Taxes (M$ US)	Future Net Revenue After Income Taxes (M$ US)

Proved	39,836	5,531	8,358	1,860	633	23,453	0	23,453

Proved Plus Probable	72,958	9,976	17,528	3,751	874	40,829	0	40,829

Proved Plus Probable	105,131	14,303	28,733	3,751	984	57,359	0	57,539
Plus Possible

Reference Item 2.2(3)(b) of Form 51-101F1

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TAG Oil Ltd.	- 7
Sproule Associates Limited

Table 4 NI 51-101 Net Present Value of Future Net Revenue By Production Group As of March 31, 2008 Forecast Prices and costs
Reserves Category	Production Group	Future Net Revenue Before Income Taxes Discounted at 10%/Year (M$US)	Unit Value Before Income Taxes Discounted at 10%/Year $US/BOE
Proved	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	18,661	40.30
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	28,179	31.90
Proved Plus Probable Plus Possible	Light and Medium Crude Oil (including solution gas and associated by-products) Heavy Oil (including solution gas and associated by-products) Coalbed Methane Natural Gas (including associated by-products)	36,345	28.64

Reference Item 2.2(3)(c) of Form 51-101F1

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TAG Oil Ltd.	- 8
Sproule Associates Limited

Table 5 NI 51-101 Summary of Pricing and Inflation Rates Assumptions as of March 31, 2008 Forecast Prices and Costs
Year	TAPIS Malaysia ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)

Historical
2002			2.7
2003			2.5
2004			1.3
2005			1.6
2006	70.12		1.5
2007	77.26	2.81	2.0

Forecast
2008	105.71	3.91	2.0
2009	102.40	3.99	2.0
2010	101.10	4.07	2.0
2011	88.13	4.15	2.0
2012	85.51	4.23	2.0
2013	87.22	4.32	2.0
2014	88.97	4.40	2.0
2015	90.75	4.49	2.0
2016	92.56	4.58	2.0
2017	94.41	4.67	2.0
2018	96.30	4.77	2.0
	Escalation rate of 2.0% thereafter

(1) Inflation rates for forecasting prices and costs.

Notes:
This summary table identifies benchmark reference oil pricing schedules that might apply to a reporting issuer.
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

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National Instrument 51-101

Table 6 NI 51-101 Reconciliation of Company Gross(1) Reserves (Before Royalty) by Principal Product Type As of March 31, 2008 Forecast Prices and Costs[1]
Factors	Light and Medium Oil					Heavy Oil & Coal Bed Methane & Natural Gas Liquids & Associated and Non-Associated Gas					Natural Gas Solution
	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Possible (Mbbl)	Gross Proved Plus Probable Plus Possible (Mbbl)	Gross Proved (MBOE)	Gross Probable (MBOE)	Gross Proved Plus Probable (MBOE)	Gross Possible (MBOE)	Gross Proved Plus Probable Plus Possible (MBOE)	Gross Proved (MMcf)	Gross Probable (MMcf	Gross Proved Plus Probable (MMcf)	Gross Possible (MMcf)	Gross Proved Plus Probable Plus Possible (MMcf)
March 31,
2007	451	345	796	314	1,110	-	-	-	-	-	326	308	634	320	954
Extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved
Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Technical
Revisions	-	-	-	-	-	-	-	-	-	-	5	29	34	3	37
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic
Factors	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-51	-	-51	-	-51	-	-	-	-	-	-44	-	-44	-	-44
March 31,
2008	400	345	745	314	1,059	-	-	-	-	-	287	337	624	323	946

(1) Gross Reserves means the Company’s working interest reserves before calculation of royalties, and before consideration of the Company’s royalty interests.

Reference: Item 4.1 of Form 51-101F1

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Figure 1

     Map of New Zealand Highlighting
Petroleum Exploration Permit (PEP) 38738

Figure 2

Stratford-1 well
PEP 38738
Stratford-1
Cardiff Field
Cheal-B3
Cheal-A4
Cheal-2
3D seismic
Cheal Field
Kapuni K-14
2610000
2612000
2614000
2616000
2618000
2620000
2622000
2624000
2626000
2628000
6220000
6216000
6212000
6208000
6204000
6200000
6196000
0 1000 2000 3000 4000 5000m

PEP 38738 With Seismic Control

Figure 3

Depth
Block A
Block B
Cheal-1
Cheal-A3X
Cheal-B1
Cheal-B3
Cheal-A4
Cheal-2
Cheal-B4

Cheal Field – Depth Structure at Sandstone 3 with
Faults Framework Interpreted by Sproule

Figure 4

Cheal Field – Depth Structure at Sandstone 3 with Well Tops

Figure 5

Block B Oil Down To = -1400 m
Block A OWC = -1404 m
Area = 48.7 Acre
Depth
Cheal-B3
Cheal-B2
Cheal-B1
Cheal-A3X
Cheal-A4
Cheal-2
-1400
-1425
-1450
-1475
-1500
Sandstone 3 Depth Structure Map
New Zealand
Horizon name SS3
Cheal Field
Scale 1:25600
License
Contour inc 5
Model name New model
Date 01/22/2007
0 250 500 750 1000 1250m

Cheal Field – Mt. Messenger Sandstone 3 Depth Structure Map

Figure 6

Depth
-1400
-1420
-1440
-1460
-1480
-1500
-1520
-1540
-1560
OWC = -1410
Cheal-B3
Cheal-B2
Cheal-B1
Cheal-A3X
Cheal-A4
Cheal-1
Cheal-2
SS2 Depth Structure Map
New Zealand
Horizon name
SS2
Cheal Field
Scale
1:25600
Licence
Contour inc
5
0 250 500 750 1000 1250m

Cheal Field – Mt. Messenger Sandstone 2 Depth Structure Map

Figure 7

Proved Area = 442 Acre
Probable Area = 120 Acre
Possible Area = 59 Acre
Cheal-B4
B7
B6
Cheal-B3
B5
Cheal-B2
Cheal-B1
A7
Cheal-A3X
A6
Cheal-A4
Cheal-1
Cheal-2
Net Pay Map
New Zealand
Horizon name
Cheal Field
Scale 1:18384
License
Contour inc (m) 1
Model name 20070121
Date 06/23/2008
0 200 400 600 800 1000m

Austral Pacific – New Zealand – Cheal Field – Mt. Messenger Sandstone #3 Net Pay Map

Figure 8

Probable Area = 162 Acre
Possible Area = 194 Acre
Cheal-B4
B7
B6
B5
Cheal-B3
Cheal-B2
Cheal-B1
Cheal-A3X
A7
A6
Cheal-A4
Cheal-1
Cheal-2
Net Pay Map
New Zealand
Horizon name
Cheal Field
Scale 1:16384
License
Contour inc (m) 0.5
Model name 20070130-Final
Date 06/23/2008
2620800
2621200
2621600
2622000
2622400
2622800
2623200
2623600
2624000
0 200 400 600 800 1000m

Austral Pacific – New Zealand – Cheal Field – Mt. Messenger Sandstone #2 Net Pay Map

Figure 9

Figure 7: Cheal-A3X (A3X) Data: Jun.2004-Mar.2008
Operator:
Field:
Zone:
Type: Oil
Group: Wells with Reserves
Production Cums
Oil: 78891.8 Bbl
Gas: 51596.3 MSCF
Water: 330 Bbl
Cond: 0 Bbl
Cal Day Oil - Bbl/d
Gas1/Oil Ratio - scf/stb
Avg Daily Oil - Bbl/d
Water Cut - %
Year
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Figure 10

Figure 8: Cheal-A4 (A4) Data: Nov.2004-Mar.2008
Operator:
Field:
Zone:
Type: Oil
Group: Wells with Reserves
Production Cums
Oil: 111000 Bbl
Gas: 62011.6 MSCF
Water: 30282 Bbl
Cond: 0 Bbl
Cal Day Oil - Bbl/d
Gas1/Oil Ratio - scf/stb
Avg Daily Oil - Bbl/d
Water Cut - %
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Year

Figure 11

Cheal-B-1 MM (Cheal B-1 MM) Data: Jan.2007-Mar.2008
Operator:
Field: Cheal
Zone: Mt. Messenger
Type: Oil
Group: Wells with Reserves
Production Cums
Oil: 3489.1 Bbl
Gas: 5276.2 MSCF
Water: 25 Bbl
Cond: 0 Bbl
Cal Day Oil - Bbl/d
Gas1/Oil Ratio - scf/stb
Avg Daily Oil - Bbl/d
Water Cut - %
1E4
1000
100
10
1
0.1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Year

Figure 12

Cheal-B-2 MM (Cheal B-2 MM) Data: Jan.2007-Mar.2008
Operator:
Field: Cheal
Zone: Mt. Messenger
Type: Oil
Group: Wells with Reserves
Production Cums
Oil: 20752.1 Bbl
Gas: 21256.5 MSCF
Water: 1947.4 Bbl
Cond: 0 Bbl
Cal Day Oil - Bbl/d
Gas1/Oil Ratio - scf/stb
Avg Daily Oil - Bbl/d
Water Cut - %
1E4
1000
100
10
1
0.1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Year

Figure 13

Cheal-B-3 MM (Cheal B-3 MM) Data: Jan.2007-Mar.2008
Operator:
Field: Cheal
Zone: Mt. Messenger
Type: Oil
Group: Wells with Reserves
Production Cums
Oil: 92724 Bbl
Gas: 87790.7 MSCF
Water: 38 Bbl
Cond: 0 Bbl
Cal Day Oil - Bbl/d
Gas1/Oil Ratio - scf/stb
Avg Daily Oil - Bbl/d
Water Cut - %
1E4
1000
100
10
1
0.1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Year

Appendix A — Page 1

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM (“CIM”), incorporated in the Society of Petroleum Evaluation Engineers (“SPEE”) Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and specified by National Instrument 51-101 (“NI 51-101”).

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

  analysis of drilling, geological, geophysical and engineering data;
  the use of established technology;
  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed; and
  a remaining reserve life of 50 years.

Reserves are classified according to the degree of certainty associated with the estimates.

1.	Proved Reserves

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

2.	Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3.	Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Possible reserves have not been considered in this report.

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Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

4.	Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non- producing.

5.	Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6.	Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7.	Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific

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wells, facilities, and completion intervals in the pool and their respective development and production status.

8.	Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Sections 1, 2 and 3 are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

	a.	There is a 90% probability that at least the estimated proved reserves will be recovered.

	b.	There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

	c.	There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

9.	Pipeline Gas Reserves are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

10.	Remaining Recoverable Reserves are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

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11.	Company Gross Reserves are the Company’s working interest share of the remaining reserves, before deduction of any royalties.

12.	Company Net Reserves are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

13.	Net Production Revenue is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

14.

Fair Market Value is defined as the price at which a purchaser seeking an economic and commercial return on investment would be willing to buy, and a vendor would be willing to sell, where neither is under compulsion to buy or sell and both are competent and have reasonable knowledge of the facts.

15.

Barrels of Oil Equivalent (BOE) Reserves – BOE is the sum of the oil reserves, plus the gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels or thousands of barrels. Equivalent reserves can also be expressed in thousands of cubic feet of gas equivalent (McfGE) using a conversion ratio of 1 bbl:6 Mcf.

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Appendix B — Abbreviations, Units and Conversion Factors

This appendix contains a list of abbreviations found in Sproule reports, a table comparing Imperial and Metric units, and conversion tables used to prepare this report.

Abbreviations

AFE	authority for expenditure
AOF	absolute open flow
APO	after pay out
Bg	gas formation volume factor
Bo	oil formation volume factor
bopd	barrels of oil per day
bfpd	barrels of fluid per day
BPO	before pay out
BS&W	basic sediment and water
BTU	British thermal unit
bwpd	barrels of water per day
CF	casing flange
CGR	condensate gas ratio
D&A	dry and abandoned
DCQ	daily contract quantity
DSU	drilling spacing unit
DST	drill stem test
EOR	enhanced oil recovery
EPSA	exploration and production sharing agreement
FVF	formation volume factor
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water-contact
HCPV	hydrocarbon pore volume
ID	inside diameter
IOR	improved oil recovery
IPR	inflow performance relationship
IRR	internal rate of return
k	permeability
KB	kelly bushing
LKH	lowest known hydrocarbons
LNG	liquefied natural gas
LPG	liquefied petroleum gas

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md	millidarcies
MDT	modular formation dynamics tester
MPR	maximum permissive rate
MRL	maximum rate limitation
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
NPV	net present value
OD	outside diameter
OGIP	original gas in place
OOIP	original oil in place
ORRI	overriding royalty interest
OWC	oil-water-contact
P1	proved
P2	probable
P3	possible
P&NG	petroleum and natural gas
PI	productivity index
ppm	parts per million
PSU	production spacing unit
PSA	production sharing agreement
PSC	production sharing contract
PVT	pressure-volume-temperature
RFT	repeat formation tester
RT	rotary table
SCAL	special core analysis
SS	subsea
TVD	true vertical depth
WGR	water gas ratio
WI	working interest
WOR	water oil ratio
2D	two-dimensional
3D	three-dimensional
4D	four-dimensional
1P	proved
2P	proved plus probable
3P	proved plus probable plus possible
[o]API	degrees API (American Petroleum Institute)

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Imperial and Metric Units

Imperial Units			Metric Units
M (103)	one thousand	Prefixes	k (103)	one thousand
MM (106)	Million		M (106)	million
B (109)	one billion		T (1012)	one billion
T (1012)	one trillion		E (1018)	one trillion
			G (109)	one milliard
in.	Inches	Length	cm	centimetres
ft	Feet		m	metres
mi	Mile		km	kilometres
ft2	square feet	Area	m2	square metres
ac	Acres		ha	hectares
cf or ft3	cubic feet	Volume	m3	cubic metres
scf	Standard cubic feet
gal	Gallons		L	litres
Mcf	Thousand cubic feet
Mcfpd	Thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
Bcf	billion cubic feet (109)
bbl	Barrels		m3	cubic metre
Mbbl	Thousand barrels
stb	stock tank barrel		stm[3]	stock tank cubic metres
bbl/d	barrels per day		m3/d	cubic metre per day
bbl/mo	barrels per month
Btu	British thermal units	Energy	J	joules
			MJ/m3	megajoules per cubic metre (106)
			TJ/d	terajoule per day (1012)
oz	ounce	Mass	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons
Mlt	thousand long tons
psi	pounds per square inch	Pressure	Pa	pascals
			kPa	kilopascals (103)
psia	pounds per square inch absolute
psig	pounds per square inch gauge
°F	degrees Fahrenheit	Temperature	°C	degrees Celsius
°R
	degrees Rankine		K	Kelvin
M$	thousand dollars	Dollars	k$	thousand dollars

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Imperial and Metric Units (Cont’d)

Imperial Units			Metric Units
sec	second	Time	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

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Conversion Tables

Conversion Factors — Metric to Imperial

cubic metres (m3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10[3]m3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10[3]m2)	x 0.2471054	= acres
10,000 cubic metres (ha . m)	x 8.107133	= acre feet (ac-ft)
m3/10[3]m3 (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x	= Btu
0.000948213
megajoules per cubic metre (MJ/m3) (@ 101.325 kPaa,	x 26.714952	= British thermal units per standard cubic foot (Btu/scf)
15°C)		(@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($/10[3]m3)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($/10[3]m3)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($/m3)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m3/m3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres (m3/10[6]m3) (C )	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
3
m3/10[6]m3 (C )	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
4
m3/10[6]m3 (C )	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
5+
tonnes per million cubic metres (t/10[6]m3) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m3) (C )	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
5+
(mL/m3) (C )	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
5+
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa . s)	x 1.0	= centipoise

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Conversion Tables (Cont’d)

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x	= 1,000 cubic metres (10[3]m3) (@ 101.325 kPaa, 15°C)
0.02817399
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10[3]m2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10[4]m3) (ha . m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= 10[3]m3/m3 (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia,	x	= megajoules per cubic metre (MJ/m3) (@ 101.325 kPaa,
60°F)	0.03743222	15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $/10[3]m3 (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $/10[3]m3 (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $/m3 (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m3/m3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C )	x 5.6339198	= cubic metres per million cubic metres (m3/10[6]m3)
3
bbl/MMcf (C )	x 5.6367593	= (m3/10[6]m3)
4
bbl/MMcf (C )	x 5.6403087	= (m3/10[6]m3)
5+
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres (t/10[6]m3)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C )	x 161.3577	= millilitres per cubic meter (mL/m3)
5+
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C )	x 134.3584	= (mL/m3)
5+
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa . s)

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